Exhibit 99.1

PERDIGÃO ANNUAL REPORT 2007

From the heart of Brazil to the heart of the world.

Expansion and diversification. These were the cardinal points which guided Perdigão’s business in 2007. More than pushing back Brazilian frontiers, the Company reinforced its overseas foundations, expanding its operations on a globalized basis. This was one more important and decisive step towards Perdigão’s consolidation as a world-class company.

Operational and Financial Indicators

R$ million	2007	2006	2005	2004	2003
GROSS SALES	7,789	6,106	5,873	5,567	4,371
DOMESTIC MARKET	4,589	3,644	3,036	2,840	2,533
EXPORTS	3,199	2,461	2,837	2,727	1,838
NET SALES	6,633	5,210	5,145	4,883	3,825
GROSS PROFIT	1,873	1,344	1,459	1,351	1,023
GROSS MARGIN (%)	28.2	25.8	28.4	27.7	26.7
OPERATING INCOME	504	191	547	498	287
OPERATING MARGIN (%)	7.6	3.7	10.6	10.2	7.5
EBITDA	803	456	745	595	385
EBITDA MARGIN (%)	12.1	8.7	14.5	12.2	10.1
NET INCOME	321	117	361	296	124
NET MARGIN (%)	4.8	2.3	7.0	6.1	3.2
MARKET VALUE	8,230	4,975	3,523	2,559	1,103
TOTAL ASSETS	6,543	4,829	3,625	2,800	3,102
SHAREHOLDERS’ EQUITY	3,226	2,105	1,223	970	763
NET DEBT	429	633	765	774	1,089
NET DEBT/EBITDA	0.53	1.39	1.03	1.30	2.83
EARNINGS PER SHARE – R$ (1)	1.73	0.71	8.11	6.64	2.78
EARNINGS PER SHARE – R$ (2)	1.73	0.71	2.70	2.20	0.92
NET SALES PER EMPLOYEE/YEAR – R$ THOUSAND	148.2	133.4	144.7	155.5	136.9
PRODUCTIVITY PER EMPLOYEE (TONS/YEAR)	41.4	39.7	36.1	36.3	36.1
SHARES	185,957,152	165,957,152	44,652,384	44,652,384	44,652,384
TREASURY SHARES	430,485	430,485	143,495	143,495	143,495

(1)          Consolidated excluding treasury shares

(2)          Consolidated excluding treasury shares, adjusted according to the split occurred in April, 2006

PRODUCTION OF MEATS
In thousands of tons
CAGR = 11.9%
480
535
609
684
816
934
989
1,115
1,259
1,331
1,483
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Pork/Beef
Poultry

NUMBER OF EMPLOYEES
CAGR = 12.0%
14,353
15,192
16,649
19,201
22,377
24,103
27,551
31,486
35,556
39,048
44,752
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

SHAREHOLDERS' EQUITY
R$ million
CAGR = 22.1%
429
482
526
555
673
676
750
979
1,223
2,105
3,226
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

NET INCOME
R$ million
CAGR = 22.3%
41
60
47
45
188
8
124
296
361
117
321
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

SHAREHOLDER'S PAYOUT
R$ million
CAGR = 23.6%
12
15
13
14
51
5
36
89
108
35
100
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Net Income (%)
Shareholder's Payout

EBITDA
R$ million
CAGR = 23.2%
100
124
204
158
468
394
595
745
456
903
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
EBITDA Margin (%)
EBITDA

GROSS SALES
R$ million
CAGR = 19.9%
1,268
1,415
1,801
2,066
2,789
3,347
4,371
5,567
5,873
6,106
7,789
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Exports
Domestic Market

FROZEN AND CHILLED PRODUCTS SOLD*
In thousands tons
CAGR = 14.2%
491
526
587
687
759
895
993
1,141
1,269
1,513
1,810
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Exports
Domestic Market
* Including meats, dairy and other processed products

Annual report 2007

From the heart of Brazil to the heart of the world.

Content

• Corporate Profile

• Mission, Vision, Values

Generation of value

• Message from the Management

• Strategy

• Investments

• Perspectives

Efficiency

• Sectoral Analysis

• Operating Performance

• Economic-Financial Performance (MD&A)

Competitiveness

• Supply Chain

• Technology

• Intangible Assets

Transparency

• Corporate Governance

• Capital Markets

• Risk Management

Sustainability

• Economic-Financial Sustainability

• Personnel Management

• Social Initiatives

• Environmental Management

Corporate Information

Corporate Profile

Since its foundation in 1934 by the descendents of Italian immigrants that settled in the municipality of Videira in the southern Brazilian state of Santa Catarina, Perdigão has experienced various cycles in its development before achieving its current position – as one of Latin America’s largest food companies and among the leaders in the Brazilian market for meat-based processed foods.

Perdigão has a strong domestic and international presence with 37 industrial units in 10 Brazilian states and a further 3 located in Europe and 1 in Argentina as well as a distribution structure specialized in the food chain and made up of 27 distribution centers. The Company’s product portfolio comprises about three thousand items (SKUs) in the meats, dairy-processed products, margarines, pastas, pizzas, frozen vegetable products, and others, some of these products being exported to more than 100 countries.  To this structure, Perdigão has added three new industrial units following the acquisition of Plusfood in Europe. This has been instrumental in boosting Company operations in the overseas market as well as underscoring its strategy of consolidation as a world-class corporation.

During the year, Perdigão also concluded some important stages in its strategic planning. This has allowed it to advance in the diversification of its businesses with the consequent dilution of risks and move in the direction of its objective of becoming the country’s largest food company. Negotiations for the acquisition of Eleva Alimentos S/A were concluded; the Company took full control of Batávia S/A; it established a joint venture with Unilever to manage the Becel and Becel ProActiv brands in Brazil; it acquired the Doriana, Claybon and Delicata brands; purchased a beef cattle slaughtering unit in the state of Mato Grosso; and announced the construction of a new agroindustrial complex in Bom Conselho, state of Pernambuco in the Brazilian Northeast.

In 2008, the Company took a further step in the portfolio diversification enshrined in its strategic plan with the acquisition of Cotochés, one of the most traditional industries in the dairy-processed products segment in the state of Minas Gerais.

Characterized by a pulverized and dispersed shareholding structure, Perdigão provides equal rights and protective mechanisms to its shareholders. The Company’s shares are listed on the São Paulo Stock Exchange (Bovespa) and on the New York Stock Exchange (NYSE) with Level III ADRs.  The Company is listed on Bovespa’s New Market (Novo Mercado), a segment of the Exchange set aside for companies with a high degree of corporate governance. Perdigão is also a component of the Bovespa Stock Index (Ibovespa), the most important indicator of average performance of Brazilian equity market prices; and for the third consecutive occasion has been listed on the ISE (Corporate Sustainability Stock Index), comprising a select group of companies that are committed to corporate, environmental and social responsibility.

FINANCIAL HIGHLIGHTS (1)

	2006	2007
NET REVENUES	7,079	9,114
EBITDA	487	906
NET INCOME	55	321
TOTAL ASSETS	5,778	7,792
NET DEBT	982	992
SHAREHOLDERS’ EQUITY	2,105	3,226

(1)          Perdigão + Plusfood + Eleva (pro forma)

OPERATING HIGHLIGHTS

	2006	2007
POULTRY SLAUGTHERING (1)	720	817
HOG/BEEF SLAUGTHERING (2)	4,504	4,568
PROCESSED PRODUCTS (3)	705	831
DAIRY PRODUCTS (4)	N.A.	861
MILK COLLECTION (5)	1,181	1,301

(1) In millions of heads

(2) In thousands of heads

(3) In thousands of tons

(4) In thousands of tons, including dairy processed products

(5) In million of liters

The data in the profile incorporates pro-forma information including Perdigão, Eleva and Plusfood.

The Annual Report is based on the year 2007 and therefore does not incorporate pro-forma information except where otherwise specified.

Mission

To be a part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world.

Vision

Perdigão’s Principles and Values

RELIABILITY

We are reliable, ethical and transparent. We do what we promise and, in so doing, build a relationship of mutual respect with our customers, suppliers, co-workers and shareholders.

QUALITY

We have an obsession with quality and food safety. We seek to be in the vanguard of innovation and contribute to the well-being of our consumers worldwide.

PARTICIPATION

We strive passionately to be one of the best global food companies. We are committed to what we do and we do it with perseverance, single-mindedness and determination.

SIMPLICITY

We believe in operational simplicity and we put this approach into practice in the way we work. We solve our problems in a speedy and practical manner.

PEOPLE

We develop, prioritize and are committed to the team spirit and on this basis we build the future for our Company.

EFFICIENCY

We practice a management style, which focuses on efficiency and profitability, avoiding waste and in this way we respect our shareholders.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

We play, and will increasingly play an important role as a catalyst for social development in the communities where we operate.

Generation of Value

With an operation focused on the expansion and diversification of the businesses, Perdigão has made significant advances in meeting its strategic targets as a means of ensuring the Company’s sustainability and consolidating its commitment to generating shareholder value.

Message from the Management

The year 2007 will certainly go down in Perdigão’s corporate history as one in which we made significant progress in our commitment of creating shareholder value. During the period we focused our efforts on building up a solid base for establishing the largest food company in Brazil and one of the country’s leading exporters. We were also successful in moving towards achieving the goals in our growth plan through 2011 and assuring the effective sustainability of the Company’s businesses.

We reinforced our processes together with Company expansion and some well-chosen acquisitions. We focused our strategy on enhancing return on equity with a reduction of risks, improved productivity, diversification of the supply, production, and sales chains, distribution channels, markets and customers, including a differentiated mix of products of high standard, quality foods for consumers worldwide.

The negotiations to acquire Eleva were among the Company’s landmark events for the year. The underlying rationale for this acquisition was the complementary nature of our respective businesses – Eleva operating principally in the meats and dairy-processed products areas – as well as the implementation of the Company’s growth plan and strategy. Thanks to a well-structured operation for incorporating the businesses, we absorbed Eleva’s operations in February 2008, settlement being partially in cash and partially in shares, with the same rights being extended to all the acquired company’s shareholders.

Yet another important development in the dairy-processed product area was the acquisition of the remaining capital of Batávia, of which we already held 51%. We also took advantage of the opportunity to purchase the Doriana, Claybon and Delicata brands, in addition to a strategic alliance with Unilever to manage the Becel and Becel ProActiv brands. These operations have allowed us to set up a sold business in the margarine segment providing an advanced bridgehead from which we can compete effectively in this market. In addition, we acquired the beef processing unit in the state of Mato Grosso, as well as expanding already consolidated businesses in poultry, pork meat, dairy and processed products through increased production capacity.

We also acquired Plusfood, a European processed meats concern as part of our ongoing internationalization. With the objective of ramping up business activity in emerging markets within Brazil, we announced the construction of the Bom Conselho agroindustrial complex in the state of Pernambuco: this will comprise two industrial units – one for the production of dairy-processed products and the other for specialty meats – and a distribution center which will be dedicated first and foremost to supplying the Northeast. This new project represents a further significant contribution in the growth cycle envisaged for the period through 2011.

All these initiatives were combined with investment in expansion and in already consolidated segments at Perdigão, particularly the increase in output of poultry, pork meats and processed products. During the year, we concluded expansion projects at the Rio Verde (GO) and Capinzal (SC) units and unveiled the new agroindustrial complex at Mineiros in the state of Goiás.

We restructured our administrative organization into Business Units to more effectively assist the process of absorbing the operations already envisaged in our strategic plan. Special emphasis was also placed on training new leaders through the upgrading of skills to meet the demands arising from the new challenges facing the Company.

Again, with the purpose of facilitating growth, operational systems were unified allowing us to create a base capable of receiving and integrating information supplied by the recently acquired companies. We also approved the expansion of our supply chain to support new business volumes and the dynamism of future operations.

At the end of 2007, the Company concluded another primary share offering in support of the Eleva acquisition, culminating in the issue of 20.7 million of new shares. This successful deal resulted in the raising additional funding of R$934 million, largely dedicated to the settlement of the Eleva acquisition.

Over the past 13 years, we have grown at an annual pace of more than 14%, significantly increasing our market share – all this allied to a major increase in our share liquidity. In 2007, volume was a record, totaling an average of US$18.6 million/day of shares traded on the Bovespa and the NYSE, corresponding to a growth of 120.8% over the preceding year.

With these results, Perdigão closes 2007 with a virtuous growth cycle, which will continue into to 2008. For, besides consolidating all the initiatives taken during the year, we shall continue to grow at the same pace as the last decade, renewing our commitment of creating value for shareholders and investors.

Following a transition period that is expected to last for up to six months, in April 2008 a new Chief Executive Officer of the Company will be appointed in line with the policy of planning and transparency that has made Perdigão what it is today. We are convinced that this transition will be a seamless one with no unforeseen events, above all because the greatest strength of Perdigão lies in the commitment of its professionals, responsible for the Company’s current standing, and who will certainly be instrumental in its further progress over the coming years. Once the transition phase has elapsed the functions of Chief Executive Officer and Chairman of the Board will be exercised independently, as has always been the case.

The year was an incomparable one in the development of Perdigão’s business. We would never have achieved such success had it not been for the confidence of our investors, always present at the moment when critical decisions have had to be taken during our corporate history. Again, these advances reflect the ever-present determination and persistence of our entire team. We take this opportunity of also thanking all our stakeholders, an integral part of our success and who support us in this evolution.

Nildemar Secches
Chairman of the Board of Directors and
Chief Executive Officer

Strategy

Perdigão has evolved in its strategy of diversification of business platforms and in the expansion of the product mix, focusing on complementary and synergetic structures that make for the bolstering of high-value added processed products. The Company has expanded the scope of its activities in Brazil through acquisitions and expansion:

• it has increased the production volume of poultry, pork meats and processed meats with the expansion and acquisition of industrial units for the processing of these products;

• it has bolstered its operations in dairy-processed products with the acquisition of Eleva Alimentos and the purchase of the remaining capital of Batávia, as well as investments in the company;

• it has increased its activities in the processing of beef with the acquisition of the slaughtering unit in Mirassol D’Oeste;

• it has opened new fronts in the chilled and frozen products segment by acquiring the Doriana, Delicata and Claybon margarine brands, besides establishing a strategic alliance with Unilever to manage the Becel and Becel ProActiv labels;

• it has enlarged its distribution supply chain through the expansion and construction of new Distribution Centers (DCs).

In addition to the drive to improve the level of nationwide service, these measures will represent the successful completion of important phases in meeting the challenge of becoming Latin America’s largest food company.

Equally, Perdigão has continued to pursue the strategies established for incorporating a productive base overseas and opening up new fronts in the international market by:

• increasing its presence through exports to key overseas markets;

• bolstering the foreign commercial and distribution structure;

• consolidating its first industrial base outside Brazil through the acquisition of Plusfood.

With this, Perdigão has also made some important advances towards the goal of becoming a world-class company, growing and expanding its operations on a globalized basis using its know-how in chilled and frozen products to reduce the risks and costs of its productive processes.

In 2008, the Company will continue its existing strategy by focusing on the consolidation of the businesses already implemented, capturing synergies and instilling the corporate culture in the new operating segments.

During the year, Perdigão adopted a major expansion policy with the diversification of its operations and the implementation of important phases of its strategic plan, permitting the diversification of its operations through partnerships and acquisitions of assets in Brazil and overseas.

Investments

Capital expenditures in 2007 reached R$857.4 million, 34.6% more than was invested in 2006. Of this total, 41% was allocated to acquisitions, 30% to the implementation of new projects and production lines, and 19% to improvements and productivity necessary for the Company’s organic growth. A further 10% was expended on the Mineiros Agroindustrial Complex.

During the year, the Company allocated more than R$126.1 million of investments in working capital for fixed assets due to the reclassification of breeder poultry and hogs, previously shown in the financial statements as inventory.

Perspectives

For a company with a short, medium and long-term vision, to outline future actions and projects is at one and the same time an exercise in revising priorities and redirecting focus.

Following a year of significant advances, in 2008 Perdigão reiterates its commitment to continue striving to achieve sustainable growth, enhancing its share of both domestic and international food markets. The Company will concentrate on consolidating the acquisitions and expansion that occurred in 2007. However, this will take place without ignoring the consolidation of new business ventures, the planning of new investments and expansion of Company operations both in and outside Brazil.

Growth assumptions for 2008 contemplate the incorporation of new businesses as well as the acquisitions already made, the continuing execution of plans for internationalization and the expansion forecasted in the strategic plan 2007-2011. Based on the current macroeconomic scenario, Perdigão is forecasting the following increases in 2008 as based on 2007 consolidated pro forma figures for Perdigão, Eleva and Plusfood:

• growth of about 13% in total sales volume of meats and other processed products, an increase of approximately 15% for the domestic market and about 10% in volume terms for exports;

• increase of about 40% in dairy-processed product volumes;

• capital expenditures of around R$800 million, disregarding investments in acquisitions or new businesses;

• investments of approximately R$140 million in poultry and hog breeder stock.

Based on consolidated growth at Perdigão, in 2008 the year-on-year increase in meat volume is expected to rise by 39% and dairy-processed products by 340%. These forecasts take into account the incorporation of Eleva and Plusfood as from the first quarter of 2008.

Perspectives

	CONSOLIDATED PRO FORMA (1)	PERDIGÃO COMPANIES GROWTH (2)
	2008	2008
MEAT AND OTHER PROCESSED PRODUCTS (FROZEN AND CHILLED PRODUCTS)	13%	39%
DOMESTIC MARKET	15%	40%
EXPORTS	10%	39%
DAIRY PRODUCTS:	40%	340%
INVESTMENTS	R$800 MILLION
BREEDING STOCKS INVESTMENTS	R$140 MILLION

(1) Growth forecast for 2008, considering the pro forma consolidated figures for Perdigão, Eleva and Plusfood in 2007

(2) Considering the consolidated growth of Perdigão in 2008 compared to 2007

Domestic market

The outlook for the domestic market in 2008 is a favorable one given the improvement in personal incomes and continued growth in employment levels. The Company’s forecasts for the domestic market are:

• a growth of 15% in sales volume of poultry, pork, beef and processed meat products with a higher performance relative to the Brazilian market as a whole;

• expansion in the sales of higher value-added processed products such as hams, pastas, pizzas, and frozen ready-to-eat dishes;

• expansion in the sales of dairy-processed products with a forecasted growth of 40%;

• The incorporation and increase in sales of margarines, this business being acquired in August 2007.

Exports

Perdigão aims to break into new markets on the back of such elements as improvements in its service performance, the acquisition of Plusfood, the certification of industrial units for supplying the European market and the end of the ban on Brazilian imports by international organs. Among the principal goals in this segment, the most important are:

• a 10% increase in total volumes of poultry, pork, beef and processed meat products for export, principally Europe and the Middle East;

• reduction in the export of in natura products with a proportional rise in the volume of processed products;

• an increment in exports of items specifically for the retail and food service segments in the European market;

• an expansion in the international customer base together with an improvement in the export portfolio mix.

Financial management

The key factor motivating Perdigão in this area is to ensure liquidity and a return to its shareholders and investors through the transparent management of funds raised in the market. In 2008, the Company will continue to pursue a policy of balanced investments, protecting corporate interests and adopting a proactive posture in the face of external factors that can adversely impact sales such as:

• protection against grain price volatility;

• permanent vigilance with respect to interest rates;

• measures for reducing currency risks to which the Company is exposed;

• adoption of hedging mechanisms against foreign exchange rate and interest rate volatility;

• incorporation of the financial activities of Eleva on a par with Company standards.

Operational management

Perdigão’s pillars of operational management for 2008 are to maintain investments in further increasing production capacity, continue expanding those product lines with greater value-added, make further acquisitions or project the construction of new industrial units, and expand the supply network to meet additional volumes as a result of the new businesses. Among the measures forecasted in this context are:

• construction of the Bom Conselho Agroindustrial Complex (PE), comprising a dairy product unit and a specialty products industrial unit, plus a new distribution center;

• acquisition or construction of a new unit dedicated to the beef segment with the target of reaching 6 thousand head/day by 2011;

• construction of a new distribution center in São Paulo and in Bom Conselho (PE) and the termination of expansion work at the distribution centers in Salvador (BA), Rio Verde (GO) and Fortaleza (CE).

Costs management

Perdigão will invest in the improvement of its costs structure, increasing efficiency through economies of scale achieved through operating in synergetic and complementary markets. In addition to this key measure, principal initiatives in this area for 2008 are:

• prioritization of investments in the Midwest of Brazil given the ready availability of raw materials, land, labor, favorable climatic conditions and other characteristics that minimize production costs;

• implementation of new technologies for rationalizing activities and optimizing the use of production assets and distribution;

• maintenance of a rigorous control over expenses, expanding the use of the matricial budget system.

Efficiency

Perdigão maintained its pattern of growth of the last few years with a focus on enhancing efficiency and consolidating its share of the domestic and export markets thus guaranteeing a virtuous cycle over the next few years.

Sectoral analysis

The markets continued to perform extremely positively during the period. The domestic market benefited from the real increase in personal incomes and from the policy for controlling the basic interest rate. This scenario reflected in the improvement in consumption, including that of non-durables. In spite of the appreciation of the real against the U.S. dollar, stronger international demand for Brazilian meat and dairy processed products at higher prices contributed to the excellent performance of the country’s exports.

Exports

Brazilian chicken meat exports totaled 3.3 million tons for the fiscal year 2007. This was equivalent to an increase of 21% compared with 2006 according to data from the Brazilian Chicken Producers and Exporters Association (ABEF). Brazilian pork exports reported an increase of 15% to 606 thousand tons in 2007 (Brazilian Pork Industry and Exporters Association – ABIPECS data). Exports of beef were up 1.1% at 1.6 million tons in the same period based on Brazilian Foreign Trade Secretariat (SECEX) statistics. Again according to SECEX, Brazilian powdered milk exports amounted to 45.9 thousand tons, 119% more than in the preceding year. This increase reflects a gradual recovery in some of these markets following import bans and is indicative of vigorous world demand for animal protein and of Brazilian origin.

Domestic consumption

Accumulated incomes from January through December 2007 increased 3.2% in real terms compared with the same period in 2006, boosting demand for foodstuffs. The Brazilian government statistics office (IBGE) reported a nationwide increase of 6.2% in take-home wages, thanks to improved levels of employment.

Consumption of frozen meats was up by 8.3% and frozen pastas by 13.5% in 2007. Specialty meats rose 8.9%, and frozen pizzas, 14.6%. AC Nielsen data shows that while the margarine market dipped slightly by 1.5%, demand for dairy-processed products was up 3.3% for the year 2007.

Raw materials

The U.S. 2007/08 corn crop amounted to 332.1 million tons, 25% more than the preceding crop (USDA data as at February 2008). Despite the record crop, U.S. corn inventory remained stable due to increased use of corn for ethanol production. On the other hand, the U.S. 2007/08 soybean crop was 70.4 million tons, 18.6% less than the previous crop due to the greater allocation of arable land to corn.

In Brazil, Conab (the National Supply Council) is estimating the 2007/08-corn crop, harvesting of which is scheduled to begin in February 2008, at 53.6 million tons, 4.3% more than the preceding crop according to its latest survey (February 2008). Conab’s forecast for the 2007/08 soybean crop is 58.5 million tons, 0.2% higher than the preceding crop.

The principal factors that have driven up corn and soybean prices over the past few months have been: higher wheat and oil prices, demand for commodities rising at a higher rate than production capacity and intense speculation on the part of investment funds in the commodities markets.

World milk production has also failed to keep pace with demand. However, in contrast with the third quarter 2007, and with production boosted by the high prices prevailing in preceding months, quotations for the peak fourth quarter period for Brazilian milk output declined. This was in spite of increased exports of dairy-processed products (notably powered milk) and spiraling quotations in the international market. The Center for Advanced Studies in Applied Economics (CEPEA) data reveal that in natura milk prices recorded an average year-on-year increase of 32% in 2007.

Similar to other commodities, live cattle prices in the Brazilian market posted a strong surge. In 2007, average prices were 15% higher than those of 2006 according to the CEPEA. Increased slaughtering of breeder stock in the past five years and preliminary IBGE (the 2007 Agricultural Census) figures revealing beef cattle herds below forecast, together with the reversion in the cattle ranching cycle, are all likely to maintain pricing pressure in the first quarter of 2008, despite the start of the main cattle slaughtering season.

Operating Performance

Production

The dynamics involving the share of specialty items in the production volume matrix and in the generation of sales in 2007 has changed in the light of Perdigão’s proposal to dilute the risks of operations, by shifting the Company’s focus to higher value-added as opposed to in natura products both in the domestic as well as the international markets.

Poultry slaughtering grew 14.6% to 627.3 million head. Hog and beef cattle reported production of 3,774.7 thousand head, 3.3% more than in 2006.

Total volume of slaughtered products reported 1,482.9 thousand tons, 11.4% higher.

Margarine production is incorporated in Other Processed Products, reflecting the annual increase of 29.2% for this item.

Domestic market

The domestic market reported gross sales of R$4.6 billion, representing a 25.9% higher year-on-year performance. Processed products accounted for R$3.8 billion of this total, 22.3% up in volume and 26.1% in revenues. Our strategic focus remains on the higher value-added products. This combined with a more favorable domestic scenario, accounted for an 83.3% share in sales of these products to the home market.

Sales of meats rose 4.1% in volume and 13% in sales revenue, while elaborated/processed meats recorded a performance 10.5% higher in volumes and 15.1% in sales revenue compared to 2006. In natura products, diverted to the export market, reported a drop of 32.7% in volume and 5.1% in sales revenue.

Dairy-processed products accounted for 18.1% of sales revenue to the domestic market, registering a growth of 71.4% in volume and 88.4% in sales revenue. Other processed products such as pastas, pizzas, cheese bread, frozen vegetables, the soybean-based vegetarian line and margarines increased 84.2% in volume and 60.6% in revenues.

Average prices contributed to the good performance in total sales revenues, posting growth of 8.2% in meats and 8.6% in dairy-processed products.

Products Line

Domestic Market
Meats
Other Processed Products
Dairy Products
Soybean/Others
Processed
In natura
Elaborated
Pastas, pizzas, pies, appetizers, cheese bread, frozen vegetables, vegetarian line, margarine, sauces, juices and others
Yogurts, petit suisse, desserts, pasteurized and UHT milk, aromatized milk, fermented milk, fruit-based desserts (frutier), cheese, butter and cream cheese
Animal feed, soybean meal and others
Specialty Meats
Frozen Meats
Chickens, whole and cuts, pork, pork carcass and cuts, beef cuts
Special poultries, marinated cuts and kits
Table cream, powdered milk, condensed milk and others
Sausages, salamis, hams, bologna, frankfurters and others
Hamburgers, meatballs, kibes, nuggets, steaks and others
Exported Products
Middle East
Europe
Far East
Eurasia
America/ Africa
Whole poultry, poultry cuts and specialty meats, processed products and beef cuts
Poultry cuts, whole poultry and elaborated/ processed products
Pork cuts, poultry cuts, whole poultry, elaborated/ processed products and beef cuts
Pork cuts, pork carcass, whole poultry, poultry cuts and elaborated/ processed products
Whole poultry, beef cuts, poultry cuts, pork cuts, processed products and margarines

Brand repositioning

As a question of strategy, in 2007 Perdigão decided to gradually eliminate the overlap of products bearing the Perdigão and Batavo brand names, repositioning each one in its specific segment. After in-depth studies and research, the Company introduced new communication policies for each brand – the principal purpose being to differentiate them and emphasize the most positive aspects of each one.

The Perdigão brand name will continue to be associated with the concept of tradition and quality although a greater focus will be placedon its specifically Brazilian characteristics, particularly highlighting the value of originating from the “interior of the country”. This new concept is enshrined in the 2007 institutional campaign with the slogan “Perdigão is from the Heart of Brazil”.

The strategy for Batavo has been concentrated on underscoring the vocation for differentiated, high value-added products and identified by the consumer as a modern and assertive brand. Also based on comprehensive market research the new brand concept is: “Well with You”. The theme, which was used in the first institutional campaign for Batavo following its incorporation by Perdigão, served as the basis for the launch of the Batavo Pense Light products (made up of 23 items) and for the conceptual and visual realignment of the remaining dairy-processed  and specialty meats.

Market share

Among Perdigão-branded pro-ducts, the ready-to-eat segment pastas reached the highest market share of the year with 41.9%, closely followed by the segments for pizzas 36.4% and frozen meats 35.8%. In the dairy-processed products category, the highlight was the lead position taken by the Batavo brand in the fermented milks segment with a 31% share. In 2007, the brand maintained its leadership in chilled dairy-processed products in the South Region with 15.3% and vice-leadership in the Northeast with an 11.4% market share.

Exports

Exports reached R$3.2 billion, growing by 30% in revenue during the year, despite the impact of the Real’s appreciation of 17% against the U.S. dollar.

Meat segment export volumes amounted to 824.8 thousand tons, an 18.6% increase. Exports of processed meats posted an increase of 33% in volume and 45.2% in revenue. Other processed products grew 36% in export revenue and 67.3% by volume. During the year, the Company began operations at the beef-processing unit in the city of Mirassol D’Oeste in the state of Mato Grosso. Priority at these installations is given to supplying the export market with initial slaughtering capacity of 500 head/day increasing to 2 thousand head/day during the course of 2008.

Average prices rose gradually, recording a year-on-year increase of 24.8% in 2007 in U.S. dollar FOB terms. Average prices in Reais for the year were 9.6% higher, despite the appreciation in the local currency in relation to the U.S. dollar in which exports are transacted.

Sales

	TONS (THOUSAND)			SALES (R$ MILLION)
DOMESTIC MARKET	2007	2006	CH. %	2007	2006	CH. %
MEATS	646.0	620.2	4.1	3,120.2	2,762.4	13.0
IN NATURA	61.0	90.7	(32.7)	279.3	294.4	(5.1)
POULTRY	47.6	72.8	(34.6)	215.2	225.7	(4.7)
PORK/BEEF	13.4	17.9	(24.9)	64.1	68.7	(6.7)
ELABORATED/PROCESSED (MEAT)	584.9	529.5	10.5	2,840.9	2,468.0	15.1
DAIRY PRODUCTS	278.0	162.1	71.4	832.1	441.7	88.4
MILKS	127.5	73.5	73.6	242.8	122.0	99.0
DAIRY PRODUCTS/JUICES/OTHERS	150.4	88.7	69.6	589.4	319.7	84.3
OTHER PROCESSED	62.3	33.8	84.2	392.3	244.3	60.6
SOYBEAN PRODUCTS/OTHERS	184.5	182.0	1.4	244.5	196.2	24.6
TOTAL	1,170.8	998.2	17.3	4,589.2	3,644.5	25.9
PROCESSED	797.7	652.0	22.3	3,822.6	3,032.0	26.1
% TOTAL SALES	68.1	65.3		83.3	83.2

	TONS (THOUSAND)			SALES (R$ MILLION)
EXPORTS	2007	2006	CH. %	2007	2006	CH. %
MEATS	824.8	695.5	18.6	3,193.6	2,457.1	30.0
IN NATURA	675.6	583.2	15.9	2,394.7	1,907.3	25.6
POULTRY	555.2	457.4	21.4	1,865.7	1,338.3	39.4
PORK/BEEF	120.4	125.8	(4.2)	529.0	569.1	(7.0)
ELABORATED/PROCESSED (MEAT)	149.2	112.4	32.8	798.8	549.8	45.3
OTHER PROCESSED	1.4	0.8	67.3	5.9	4.3	36.0
TOTAL	826.2	696.4	18.6	3,199.4	2,461.4	30.0
PROCESSED	150.6	113.2	33.0	804.7	554.1	45.2
% TOTAL SALES	18.2	16.3		25.2	22.5

	TONS (THOUSAND)			SALES (R$ MILLION)
TOTAL SALES	2007	2006	CH. %	2007	2006	CH. %
MEATS	1,470.8	1,315.8	11.8	6,313.8	5,219.5	21.0
IN NATURA	736.6	673.9	9.3	2,674.0	2,201.7	21.5
POULTRY	602.8	530.2	13.7	2,081.0	1,564.0	33.1
PORK/BEEF	133.9	143.7	(6.8)	593.1	637.8	(7.0)
ELABORATED/PROCESSED (MEAT)	734.1	641.9	14.4	3,639.8	3,017.8	20.6
DAIRY PRODUCTS	278.0	162.1	71.4	832.1	441.7	88.4
MILKS	127.5	73.5	73.6	242.8	122.0	99.0
DAIRY PRODUCTS/JUICES/OTHERS	150.4	88.7	69.6	589.4	319.7	84.3
OTHER PROCESSED	63.7	34.7	83.8	398.2	248.6	60.2
SOYBEAN PRODUCTS/OTHERS	184.5	182.0	1.4	244.5	196.2	24.6
TOTAL	1,997.0	1,694.6	17.8	7,788.6	6,106.0	27.6
PROCESSED	948.3	765.3	23.9	4,627.3	3,586.0	29.0
% TOTAL SALES	47.5	45.2		59.4	58.7

Highlights of the principal international markets

• Europe

Growth of 18.9% in volume and 35.2% in revenue

The recovery in consumption after the avian influenza crisis together with the world increase in corn prices and lower investments by local European producers in the sector have both contributed to the improvement in export performance to the region.

• Middle East

Growth of 21.6% in volume and 40.8% in revenue

The principal factors driving the good performance in this market are the continuing access of Brazilian exports to the Egyptian market combined with the recovery in prices and increased demand.

• Far East

Growth of 20.5% in volume and 28% in revenue

Results are indicative of the good performance in the Asiatic market. The exception was the downturn in consumption in the Chinese market due to reports of blue ear disease in hogs and outbreaks of avian influenza in the duck population in southern China.

• Eurasia

Growth of 16.2% in volume and 16% in revenue

Growth was moderate in this region due to the Russian trade ban on imports of Brazilian pork with the exception of production from the state of Rio Grande do Sul. Another factor adversely impacting business in the region was trade restrictions on Brazilian exports into the Ukraine.

• Africa, the Americas and other countries

Growth of 10.4% in volume and 19.8% in revenue

Robust demand from the African market and the resumption of business with Venezuela supported growth to these markets although the rate at which costs increased did not allow these to be fully passed onto prices.

Perdigão proceeded apace in its internationalization, with the acquisition of a processed meats company in Europe, culminating in the restructuring of its overseas sales, marketing and distribution area.

International presence

Perdigão has decided to restructure its entire overseas sales, marketing and distribution areas following the acquisition of Plusfood in Europe. The international sales offices have been transformed into regional executive boards located in strategic points such as Dubai, Moscow, Tokyo and London. The commercial structure and management of the European market is being consolidated around the new Plusfood acquisition. From this foundation, a new company will emerge able to compete with the largest in the European market for meats.

These bases will have the support of supply chain and international marketing executives responsible for developing the Company’s entire overseas distribution strategy. In addition, a more aggressive international marketing policy will be adopted than has been the case hitherto. This combination of initiatives is one of the first and most important steps towards Perdigão’s transformation into a world-class company.

With a bolstered commercializa-tion structure in place, the Friki (under license) and Fribo (manufactured by Plusfood) brands will be merged with the Perdix brand, the trade name used by Perdigão in the international market. By working on an integrated basis, the Company will be in a position to break into the new retail and food service segments, especially in Europe where Plusfood’s industrial units are located. The next step will be to restructure production lines at Plusfood in line with Perdigão’s plans for the internationalization of the business.

In 2008, the Company intends to concentrate on the structuring of the investment plan and the definition of a budget for expanding and adapting production facilities. The first initiatives at the industrial level are to begin before the end of the second half of 2008.

Economic-Financial Performance (MD&A)

Net Sales

Perdigão reported 2007 net sales 27.3% higher than in 2006, amounting to R$6.6 billion. This performance was driven by the Company’s growth in the meats segment, both in the domestic and the international markets, by the full integration of Batávia’s dairy-processed products activities and by the additional margarine and beef processing businesses, acquired during the course of the year.

Net sales to the domestic market posted R$3.5 billion and overseas, R$3.1 billion, equivalent to a growth of 24.7% and 30.4%, respectively. Total Company sales were split 52.5% to the domestic market and 47.5% in exports.

One of the notable features of the year was the increased relative share of processed poultry and meats products for the international market, as well as dairy-processed products and other processed products including margarines. In posting a significant increase in the overall relative participation in the make-up of company sales, these products contributed to the improvement in margins, sales portfolio diversification and a reduction in the risks of the businesses. Processed products with a higher value-added, already represent 53% of Perdigão’s total net sales.

With the growing share of processed poultry and meat products in the breakdown of total net sales, Perdigão improved its margins, diversified its sales portfolio and reduced the risks of the business.

Meats Production Chain

Poultry and Hog Farms
Parent
Feed
Corn Soybean
Consumers
Eggs
Piglets
Exports
Hatcheries
Distribution Centers
Processing
Integrated Out Growers
Retail Stores
Wholesale
Poultry/Hog/ Beef/Slaughtering
Consumers

Dairy Products Production Chain

Rural Property
Retail
Distribution Centers
Consumers
Milk Collection Point
Wholesale
Processing
Milk Storage
Pulp (fruit)/Soybean

Cost of Sales

The lower growth in cost of sales compared with net sales performance for the year was instrumental in the 2.4 p.p. (240 basis points) gain in gross margin – achieved largely due to the incorporation of new businesses, the monitoring of production costs and to productivity gains in already consolidated segments of the Company. This was achieved in spite of lower revenue from exports due to the appreciation of the Real in the foreign exchange market.

The increased costs of leading raw materials – corn and soybean meal – continued to squeeze margins, particularly prices on the Chicago Board of Trade where during the year, soybean and corn prices spiraled more than 40% and 50%, respectively.

Buoyancy in prices in the international market had a knock on effect in Brazil where soybean and corn prices were up by an average of 24.3% and 37.3%, respectively. As a result Perdigão, faced cost pressures for these raw materials more particularly in the final quarter with a significant knock-on effect on commodities sold by the Company, partially offset by the incorporation of the new dairy and beef products as well as a portfolio with a higher percentage of processed products as a whole.

Milk collection costs also experienced an upward spiral, (25.7% in the year) basically due to tighter inventory and an increase in production costs worldwide.  For the year, the Company’s cost of sales rose 23.1%.

The good performance in domestic and overseas markets as well as the consolidation of the new dairy-processed product and margarine businesses, contributed to a significant growth in the Company’s gross profits, which totaled R$1.9 billion in 2007.

Gross Margin and Gross Profit

In 2007, the gross margin widened from 25.8% to 28.2%, a growth of 39.4% in gross profit to R$1.9 billion, a result of the good performance reported by both domestic and export markets and recently consolidated businesses, particularly those of dairy-processed products and margarines.

Operating Expenses

Operating expenses also contributed to annual performance, posting an increase of 1.5 p.p. (150 basis points), a reflection of the gradual impact of synergy gains transferring through from the new businesses. With an absolute growth of 18.8% during the year, operating expenses were equivalent to 20.6% of net sales in 2007 as against 22.1% in 2006.

The contribution margin generated by the new businesses helped to reduce commercial expenses for the year from 20.6% to 19.3% of net sales, a nominal increase of 19.4%. This was achieved despite greater freight and distribution costs, the agricultural inspectors’ strikes during the year and investments in marketing, especially the new Perdigão and Batavo advertising campaigns. The partial outsourcing of distribution to a logistics operator – and distribution to more remote areas also contributed to higher commercial overheads.

Similarly, the growth in business activity was reflected in administrative expenses which were proportionally reduced in relation to net sales, declining from 1.6% to 1.4% for the year – a nominal growth of 10.4%.

Operating Result and Margin

In the light of the scenario mentioned above, operating income before financial expenses amounted to R$503.9 million, a year-on-year increase of 163.3%. Operating margin in 2007 was 7.6% against 3.7% in 2006, when industry results as a whole were adversely affected by avian influenza outbreaks.

Financial Expenses

The Company recorded a decline in financial expenses of 18.5%, the result of changes in the way foreign exchange exposure were handled in relation to export volume and due to increased cash investments. This allowed the effective management of the financial position to support capital expenditures and working capital requirements, also incorporating disbursements for the acquisitions announced during the year into the cash flow.

Debt

Strong cash generation from business activities and the additional resources raised through the primary offerings in 2006 and 2007 underpinned the outlays necessary for investments in capital expenditures and in new businesses. Perdigão was thus able to reduce its net debt by 32.3% during the year from R$633.5 million to R$428.9 million.

The net debt to EBITDA ratio, annualized for the last twelve months, amounted to 0.5 times. Foreign exchange exposure totaled US$308.7 million, an increase of 177.2% in relation to the same period in 2006, forecasts for this exposure being revised due to the growth in the Company’s exports.

Net Income and Net Margin

Perdigão reported a net income of R$321.3 million, a 174% increase on a net margin of 4.8% against 2.3% in 2006. These improved results can be ascribed to good domestic and export market performance; monitoring and management of costs and expenses, and to diversification strategically developed to generate real and effective gains, with a focus also on mitigating risks of the businesses.

EBITDA

Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$802.7 million, a year on year increase of 76.1%. Consequently, there was a significant improvement in the EBITDA margin for the year to 12.1% against 8.7% in 2006, a notable gain of 3.4 p.p. (340 basis points).

This result reflects a clearly defined growth strategy for the Company, as well as the gains in synergy captured with the effective incorporation of value created by the consolidated businesses.

As already reported, in 2007 there was an increase in depreciation costs arising from the reclassification of poultry and hog breeding stock as a fixed asset, as opposed to inventory.  This procedure has increased Perdigão’s accumulated depreciation by R$95.6 million, thus contributing a 140 basis points increase in EBITDA margin against 190 basis points for the preceding year.

Shareholders’ Equity

Shareholders’ Equity amounted to R$3.2 billion against R$2.1 billion in 2006, a 50.5% increase. This reflects the paying in of the capital increase via a share subscription in December 2007 worth R$900 million. The annualized return on shareholders’ equity was 15.0% for the year.

Funding – Primary Offering –

At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification of the offering and the paying in of funds worth R$900 million took place on December 18 2007. Priority was given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition. In the light of demand for the offering, on January 14, 2008, Credit Suisse (Brasil) S.A. partially exercised the greenshoe option with the issue of a further 744,200 shares at the same price and amounting to R$33.5 million. As a result, the Company’s capital stock increased to R$2.5 billion representing 186,701,352 common book entry shares.

Incorporation of Shares –

On January 21 2008, the Board of Directors approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A. based on an exchange ratio of 1.74308855 Eleva shares for 1 Perdigão share, and representing 20 million issued shares. With this the Company’s capital stock was further increased to R$3.4 billion, equivalent to 206,958,103 common book entry shares.

	ON DEC. 31, 2007			ON DEC.
DEBT	SHORT-	LONG-		31, 2006
R$ million	TERM	TERM	TOTAL	TOTAL	CH. %
LOCAL CURRENCY	237.6	382.4	620.1	502.8	23.3
FOREIGN CURRENCY	814.2	831.6	1,645.8	1,331.3	23.6
GROSS DEBT	1,051.8	1,214.1	2,265.9	1,834.1	23.5
CASH INVESTMENTS
LOCAL CURRENCY	1,452.6	—	1,452.6	956.6	51.8
FOREIGN CURRENCY	321.1	63.3	384.4	243.9	57.6
TOTAL CASH INVESTMENTS	1,773.7	63.3	1,836.9	1,200.5	53.0
NET ACCOUNTING DEBT	(721.9)	1,150.8	428.9	633.5	(32.3)
EXCHANGE RATE EXPOSURE – US$ MILLION			(308.7)	(111.4)	177.2

	YEAR
EBITDA R	2007	2006	CH. %
NET INCOME	321.3	117.3	174.0
MINORITY PARTICIPATION	3.2	7.1	(55.3)
EMPLOYEES/MANAGEMENT PROFIT SHARING	27.2	11.5	136.2
INCOME TAX AND SOCIAL CONTRIBUTION	32.1	(61.6)	—
NON OPERATING INCOME	19.9	6.2	222.0
NET FINANCIAL	105.4	129.3	(18.5)
DEPRECIATION, AMORTIZATION AND DEPLETION	293.6	245.9	19.4
= EBITDA	802.7	455.8	76.1

CASH FLOW

R$ million	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES
NET INCOME	321.3	117.3
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY	239.0	187.5
	560.4	304.7
VARIATION ON THE OPERATING ACTIVITIES ACCOUNTS:
TRADE ACCOUNTS PAYABLE, NET	(99.3)	(72.5)
INVENTORIES	(223.8)	(61.1)
TRADE ACCOUNTS PAYABLE	94.1	106.6
OTHER ASSETS AND LIABILITIES	6.1	(74.8)
	337.5	203.0
CASH FLOW FROM INVESTMENTS ACTIVITIES
CASH INVESTMENTS	190.6	(714.6)
INVESTMENTS IN FIXED ASSETS	(1,026.0)	(741.7)
BUSINESS ACQUISITIONS	4.2	14.2
	(831.2)	(1,442.1)
CASH FLOW FROM FINANCIAL ACTIVITIES
LOANS, FINANCING AND DEBENTURES	440.8	63.1
CAPITAL INCREASE	900.0	800.0
CAPITAL DISTRIBUTION	0.0	(4.1)
DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	(75.6)	(61.8)
	1,265.2	797.1
NET INCREASE (DECREASE) IN CASH	771.5	(442.0)

Competitiveness

Perdigão’s posture in the market place is to prioritize continuous and sustainable growth, emphasizing the bolstering of the competitiveness of its operations in various areas, capable of adding value and ensuring the differentiation of the business.

      Supply Chain

One of Perdigão’s main competitive advantages is the extent and efficiency of the chilled and frozen food distribution chain. Highly strategic to the Company’s expansion plan, this pillar of the business has been strengthened on the basis of consistent studies and major investment.

The supply chain structure is made up of 27 distribution centers and 12 outsourced distributors in Brazil. This structure is combined with a fleet of outsourced trucks, which obtain supplies from the industrial units and deliver the final product throughout the country. Together with cross-docking points, the Company covers 98% of the country.

Completing the supply chain structure, there is a distribution center in Europe, in addition to the Company’s export business to more than 100 countries.

Expansion of the supply chain network

In 2007, the Company concluded an investment plan for the construction of new distribution centers (DCs) as well as the expansion of existing ones following a detailed survey of current a future supply chain needs.

The Company’s distribution network is being upgraded to include  a new DC in São Paulo and the expansion of the Salvador (BA), Rio Verde (GO) and Fortaleza (CE) distribution centers and the construction of a DC in Bom Conselho (PE), where work is already in progress. These new developments will ensure the expansion and modernization of Supply Chain infrastructure. The result will be enhanced efficiency of operations and improved quality of customer service in addition to the capture of synergies and cost savings. The São Paulo Distribution Center is being built at a site along side the Regis Bittencourt Highway and close to the Rodoanel São Paulo Beltway. The DC is strategically located to interlink the south of the country with the major highway system radiating from the city of São Paulo. It will have a forecasted capacity of 23 thousand pallet storage positions and 50 loading/unloading bays, thus facilitating simultaneous delivery and shipping operations. Activities at the São Paulo DC are scheduled to begin at the end of the first half of 2008.

Distribution of margarines

With the acquisition of the Doriana, Delicata and Claybon brands and the Up Alimentos joint venture with Unilever to manage the Becel and Becel ProActive brands, Perdigão has taken on the sole responsibility for margarine distribution.

Although this further diversification has translated into an additional 10% in merchandise handling and storage, the synergies with the remaining items in Perdigão’s product portfolio have allowed the complete absorption of the additional distribution activity without any loss of efficiency.

The incorporation of the margarine businesses has created some pressure on pallet storage positions. However, thanks to the optimization of  processes using such tried and tested tools as ATP (Perdigão Total Service) and the management system for the deposits, implemented in 2006, results have been positive, the new business representing an important  dilution of supply chain costs.

Technology

It is a priority at Perdigão to remain at the forefront of food industry technology. On many occasions the Company anticipates the adoption of new tools and systems thus guaranteeing constant innovation along the entire production chain.

With this in mind, in 2007 the Company allocated funds for improvements in productivity. Resources were applied in technological upgrading, including development of projects, acquisition of equipment, modernization and expansion of lines, covering practically all stages of the production cycle.

Technology Center

In 2007, the Technology Center concentrated on the improvement and modernization of equipment for developing and testing packaging by installing a model laboratory at the Capinzal (SC) unit. The Center itself was upgraded with installation of pathology (at the Rio Verde – GO unit) and bromatology (at Lages – SC unit) laboratories being completed.

Intangible Assets

A significant part of Perdigão’s value is expressed in intangible elements. While these cannot be measured, they are perceived by the stakeholders as important competitive advantages which contribute to meeting the targets established in the Company’s strategic plan.

Brand

The 73 years of tradition of the Perdigão brand is a strategic factor which has strengthened the Company’s image and served as an important lever in expansion in both domestic and international markets.

The Perdigão name encompasses, adds value and transmits reliability to a series of brands: Perdix, Chester®, Apreciatta, Borella, Batavo, Halal, Sulina, Toque de Sabor, Light & Elegant, Escolha Saudável, Confidence, Fazenda, Confiança, Unef, BFF and Nabrasa as well as licensed brands such as Turma da Mônica and others.

To this portfolio other renowned brands in the market for food products were added such as Doriana, Claybon, Delicata, Friki (under license), Fribo, Elegê, Santa Rosa, El Vaquero, Dobon, Yobon, Kids, Veg, Balance, Yogê, Avipal, Al Badiya, Brazili, L’Ami and others.

In 2007, the Company sought to consolidate the principal brand name and underscore its differentiation through a marketing campaign directed particularly at the consumer’s perception of the products with the slogan “Perdigão is from the Heart of Brazil”. An in-depth survey and process of brand realignment was also completed for the Batavo brand to be identified with the “Well with You” slogan. This was used in 2007 in the first institutional campaign for the brand unifying the communication of the Batavo brand not only for the commercialization of dairy-processed products but also for the other cold cut items.

Human Capital

Perdigão’s employees comprise one of the basic pillars of the Company’s institutional image, evolving economically and intellectually in unison with the Company’s growth. Perdigão’s labor force is characterized by diversity which translates into a harmonious corporate culture and considered a competitive advantage in line with the Company’s plans for internationalization.

With the objective of conserving this asset, Perdigão invests permanently in the technical and behavioral training of its teams, providing the means for employees to access modern technologies and processes that help in both individual and collective development. An example of this is the Perdigão Academy, the focus of which is on the fostering of knowledge of company culture and aligning its principal leaders to the strategic corporate vision.

Environmental Policy

Perdigão endeavors to adopt and develop innovative solutions for the preservation and protection of the environment in addition to constant reviewing and updating of its environmental procedures in compliance with Brazilian and international regulations. The guiding principle of the Company’s environmental policy is to provide the foundation for creating the growth and progress in activities without neglecting the conservation of natural resources for future generations.

Management tools

In the unceasing quest for excellence in its productive and administrative processes and for the transparency of information, Perdigão develops and adopts the most advanced tools used by world-class companies. Among these are:

• More Value Perdigão – MVP

Based on the Economic Value Added – EVA® concept, this is used to measure the profitability of the operations in relation to the total cost of the assets, with the maximization of capital employed and the generation of productivity and higher profit margins for the shareholders.

• Perdigão Total Service – ATP

This instrument facilitates the planning of sales demand, contributing in the quest for excellence in customer service and helps reduce working capital requirements by allowing the Company to operate with low levels of inventory.

• Total Quality Perdigão – QTP

Controls the quality of the products at each stage of production and fosters responsible work on the part of employees in meeting the strategic goals of the Company. This tool is extensive to the integrated out-growers (QTP Rural) and to the transporters (QTP Transport).

• Shared Services Center – CSP

Supports the Company’s principal operational services, integrating and offering support to the areas of Human Relations, Controller’s Office, Finances, Sales Supply Chain and Technology.

Technological know-how

Perdigão maintains teams dedicated to the task of keeping the Company in the vanguard of leading tendencies in production and product development in Brazil and worldwide.

• Products Technology Center

The Center is responsible for the development of products, the testing of quality standards and microbiological analysis in order to maintain excellence in items either manufactured or processed by the Company.

•  Agribusiness Technology Center

Undertakes research and studies in improvement which can increase the Company’s performance with respect to the cultivation and use of grains and in animal raising.

• Technological partnerships

Allows the sharing of know-how with national and international institutions, maintaining the technological level of the employees in strategic matters relating to the food industry.

• Traceability

Meets the most rigid domestic and international requirements in animal control from the origin of the raw material to the final product, permitting the complete identification of the various phases of production within 24 hours.

• Sensorial analysis

Permits the improvement in the quality of the products adjusting them to the taste and to new demands detected among consumers.

During the year, Perdigão improved its supply chain efficiency through the allocation of significant investments to the construction of new distribution centers and the expansion of existing ones, thus increasing its handling and storage capacity.

Supply Chain

One of Perdigão’s main competitive advantages is the extent and efficiency of the chilled and frozen food distribution chain. Highly strategic to the Company’s expansion plan, this pillar of the business has been strengthened on the basis of consistent studies and major investment.

The supply chain structure is made up of 27 distribution centers and 12 outsourced distributors in Brazil. This structure is combined with a fleet of outsourced trucks, which obtain supplies from the industrial units and deliver the final product throughout the country. Together with cross-docking points, the Company covers 98% of the country.

Completing the supply chain structure, there is a distribution center in Europe, in addition to the Company’s export business to more than 100 countries.

Expansion of the supply chain network

In 2007, the Company concluded an investment plan for the construction of new distribution centers (DCs) as well as the expansion of existing ones following a detailed survey of current a future supply chain needs.

The Company’s distribution network is being upgraded to include  a new DC in São Paulo and the expansion of the Salvador (BA), Rio Verde (GO) and Fortaleza (CE) distribution centers and the construction of a DC in Bom Conselho (PE), where work is already in progress. These new developments will ensure the expansion and modernization of Supply Chain infrastructure. The result will be enhanced efficiency of operations and improved quality of customer service in addition to the capture of synergies and cost savings. The São Paulo Distribution Center is being built at a site along side the Regis Bittencourt Highway and close to the Rodoanel São Paulo Beltway. The DC is strategically located to interlink the south of the country with the major highway system radiating from the city of São Paulo. It will have a forecasted capacity of 23 thousand pallet storage positions and 50 loading/unloading bays, thus facilitating simultaneous delivery and shipping operations. Activities at the São Paulo DC are scheduled to begin at the end of the first half of 2008.

Distribution of margarines

With the acquisition of the Doriana, Delicata and Claybon brands and the Up Alimentos joint venture with Unilever to manage the Becel and Becel ProActive brands, Perdigão has taken on the sole responsibility for margarine distribution.

Although this further diversification has translated into an additional 10% in merchandise handling and storage, the synergies with the remaining items in Perdigão’s product portfolio have allowed the complete absorption of the additional distribution activity without any loss of efficiency.

The incorporation of the margarine businesses has created some pressure on pallet storage positions. However, thanks to the optimization of  processes using such tried and tested tools as ATP (Perdigão Total Service) and the management system for the deposits, implemented in 2006, results have been positive, the new business representing an important  dilution of supply chain costs.

Technology

It is a priority at Perdigão to remain at the forefront of food industry technology. On many occasions the Company anticipates the adoption of new tools and systems thus guaranteeing constant innovation along the entire production chain.

With this in mind, in 2007 the Company allocated funds for improvements in productivity. Resources were applied in technological upgrading, including development of projects, acquisition of equipment, modernization and expansion of lines, covering practically all stages of the production cycle.

Technology Center

In 2007, the Technology Center concentrated on the improvement and modernization of equipment for developing and testing packaging by installing a model laboratory at the Capinzal (SC) unit. The Center itself was upgraded with installation of pathology (at the Rio Verde – GO unit) and bromatology (at Lages – SC unit) laboratories being completed.

Intangible Assets

A significant part of Perdigão’s value is expressed in intangible elements. While these cannot be measured, they are perceived by the stakeholders as important competitive advantages which contribute to meeting the targets established in the Company’s strategic plan.

Brand

The 73 years of tradition of the Perdigão brand is a strategic factor which has strengthened the Company’s image and served as an important lever in expansion in both domestic and international markets.

The Perdigão name encompasses, adds value and transmits reliability to a series of brands: Perdix, Chester®, Apreciatta, Borella, Batavo, Halal, Sulina, Toque de Sabor, Light & Elegant, Escolha Saudável, Confidence, Fazenda, Confiança, Unef, BFF and Nabrasa as well as licensed brands such as Turma da Mônica and others.

To this portfolio other renowned brands in the market for food products were added such as Doriana, Claybon, Delicata, Friki (under license), Fribo, Elegê, Santa Rosa, El Vaquero, Dobon, Yobon, Kids, Veg, Balance, Yogê, Avipal, Al Badiya, Brazili, L’Ami and others.

In 2007, the Company sought to consolidate the principal brand name and underscore its differentiation through a marketing campaign directed particularly at the consumer’s perception of the products with the slogan “Perdigão is from the Heart of Brazil”. An in-depth survey and process of brand realignment was also completed for the Batavo brand to be identified with the “Well with You” slogan. This was used in 2007 in the first institutional campaign for the brand unifying the communication of the Batavo brand not only for the commercialization of dairy-processed products but also for the other cold cut items.

Human Capital

Perdigão’s employees comprise one of the basic pillars of the Company’s institutional image, evolving economically and intellectually in unison with the Company’s growth. Perdigão’s labor force is characterized by diversity which translates into a harmonious corporate culture and considered a competitive advantage in line with the Company’s plans for internationalization.

With the objective of conserving this asset, Perdigão invests permanently in the technical and behavioral training of its teams, providing the means for employees to access modern technologies and processes that help in both individual and collective development. An example of this is the Perdigão Academy, the focus of which is on the fostering of knowledge of company culture and aligning its principal leaders to the strategic corporate vision.

Environmental Policy

Perdigão endeavors to adopt and develop innovative solutions for the preservation and protection of the environment in addition to constant reviewing and updating of its environmental procedures in compliance with Brazilian and international regulations. The guiding principle of the Company’s environmental policy is to provide the foundation for creating the growth and progress in activities without neglecting the conservation of natural resources for future generations.

Management tools

In the unceasing quest for excellence in its productive and administrative processes and for the transparency of information, Perdigão develops and adopts the most advanced tools used by world-class companies. Among these are:

• More Value Perdigão – MVP

Based on the Economic Value Added – EVA® concept, this is used to measure the profitability of the operations in relation to the total cost of the assets, with the maximization of capital employed and the generation of productivity and higher profit margins for the shareholders.

• Perdigão Total Service – ATP

This instrument facilitates the planning of sales demand, contributing in the quest for excellence in customer service and helps reduce working capital requirements by allowing the Company to operate with low levels of inventory.

• Total Quality Perdigão – QTP

Controls the quality of the products at each stage of production and fosters responsible work on the part of employees in meeting the strategic goals of the Company. This tool is extensive to the integrated out-growers (QTP Rural) and to the transporters (QTP Transport).

• Shared Services Center – CSP

Supports the Company’s principal operational services, integrating and offering support to the areas of Human Relations, Controller’s Office, Finances, Sales Supply Chain and Technology.

Technological know-how

Perdigão maintains teams dedicated to the task of keeping the Company in the vanguard of leading tendencies in production and product development in Brazil and worldwide.

• Products Technology Center

The Center is responsible for the development of products, the testing of quality standards and microbiological analysis in order to maintain excellence in items either manufactured or processed by the Company.

•  Agribusiness Technology Center

Undertakes research and studies in improvement which can increase the Company’s performance with respect to the cultivation and use of grains and in animal raising.

• Technological partnerships

Allows the sharing of know-how with national and international institutions, maintaining the technological level of the employees in strategic matters relating to the food industry.

• Traceability

Meets the most rigid domestic and international requirements in animal control from the origin of the raw material to the final product, permitting the complete identification of the various phases of production within 24 hours.

• Sensorial analysis

Permits the improvement in the quality of the products adjusting them to the taste and to new demands detected among consumers.

The Company began a new marketing campaign focused on consumer perception  with the slogan “Perdigão is from the Heart of Brazil”, as part of the drive to consolidate the positioning of its principal brand in the market .

Recognition

AWARD/HIGHLIGHTS	AWARDED BY	REASON

FRITZ MÜLLER AWARD	ENVIRONMENTAL FOUNDATION (FATMA) AND THE GOVERNMENT OF THE STATE OF SANTA CATARINA	PERDIGÃO IS THE MOST AWARDED COMPANY (SEVEN TIMES) BY THE ENVIRONMENTAL FOUNDATION (FATMA) AND BY THE GOVERNMENT OF THE STATE OF SANTA CATARINA IN THE 25 YEARS EXISTENCE OF THE FRITZ MÜLLER AWARD.

MARKETING COMPANY OF THE YEAR 2007 IN THE FOOD SECTOR	MARKETING MAGAZINE	FOLLOWING DETAILED SELECTION WORK UNDERTAKEN BY THE MARKETING MAGAZINE TEAM, READERS WERE INVITED TO VOTE THE WINNER OF THE MARKETING COMPANY OF THE YEAR, AWARDED TO 20 DIFFERENT ECONOMIC SEGMENTS.

BEST COMPANY IN THE MILK AND DAIRY PRODUCTS SEGMENT	EXAME YEAR BOOK OF AGRIBUSINESS 2007/2008	THE COMPANY WAS RANKED FIRST IN THE MILK AND MILK PRODUCTS SEGMENT ACCORDING TO THE EXAME YEAR BOOK OF AGRIBUSINESS 2007/2008.

BEST COMPANY IN THE DAIRY PRODUCTS SECTOR	AGRIBUSINESS YEAR BOOK OF GLOBO RURAL MAGAZINE, EDITORA GLOBO	BATÁVIA IS ELECTED THE BEST COMPANY IN THE DAIRY PRODUCTS SECTOR BY THE AGRIBUSINESS YEAR BOOK OF GLOBO RURAL MAGAZINE, EDITORA GLOBO.

BEST BRAZILIAN COMPANY AND BEST IN THE CONSUMPTION AND RETAIL SECTOR IN LATIN AMERICA IN CORPORATE GOVERNANCE	IR GLOBAL RANKINGS 2007, ORGANIZED BY MZ CONSULT IN PARTNERSHIP WITH JP MORGAN, KPMG AND LINKLATERS

PERDIGÃO IS CHOSEN AS THE BEST BRAZILIAN COMPANY AND THE BEST IN THE CONSUMPTION AND RETAIL SECTOR IN LATIN AMERICA IN CORPORATE GOVERNANCE BY IR GLOBAL RANKINGS 2007, ORGANIZED BY MZ CONSULT IN PARTNERSHIP WITH JP MORGAN, KPMG AND LINKLATERS.

TOP OF MIND BRAZIL – MARGARINES	DATAFOLHA	DORIANA WAS THE MOST RECALLED BRAND BY 17% OF THE INTERVIEWEES

CONSUMIDOR MODERNO AWARD FOR EXCELLENCE IN CUSTOMER SERVICE	CONSUMIDOR MODERNO MAGAZINE	FOR THE THIRD CONSECUTIVE YEAR, PERDIGÃO RECEIVES THE CONSUMIDOR MODERNO AWARD FOR EXCELLENCE IN CUSTOMER SERVICE, FOOD CATEGORY.

PERDIGÃO IS INCLUDED IN THE RANKING OF COMPANIES WITH MANAGEMENT EXCELLENCE	EXPRESSÃO MAGAZINE	THIS IS EXPRESSÃO MAGAZINE’S HIGHEST LEVEL OF CORPORATE SOCIAL RESPONSIBILITY – THE OUTCOME OF THE 4TH CORPORATE SOCIAL RESPONSIBILITY SURVEY – SOUTHERN REGION.

IR MAGAZINE AWARDS – BRAZIL 2007	IR MAGAZINE AWARDS BRAZIL – 2007 AND PREPARED BY THE FGV (GETÚLIO VARGAS FOUNDATION)

PERDIGÃO AND ITS IR EXECUTIVES WERE CLASSIFIED AMONG THE TOP 10 IN THE PRINCIPAL LARGE CAP COMPANY CATEGORIES: GRAND PRIX FOR THE BEST IR PROGRAM, BEST CORPORATE GOVERNANCE, BEST ANNUAL REPORT, BEST IR EXECUTIVE. THE SURVEY POLLED 200 INVESTMENT RESEARCH PROFESSIONALS AND 2,170 INDIVIDUAL INVESTORS.

Transparency

Principles such as ethics, transparency and professionalism are the bedrock of Perdigão’s corporate governance practices, the Company maintaining  its operations based upon prudence in disclosing information and respect dedicated to the shareholders.

Corporate Governance

Perdigão adopts a Corporate Governance model characterized by continuous organizational improvement which translates into enhanced transparency, liquidity and confidence for its shareholders. It was the first Brazilian food sector company to become a component of the São Paulo Stock Exchange’s (Bovespa) New Market. Perdigão has a dispersed shareholding control, granting equality of rights, premiums in public offerings and protection mechanisms to its shareholders.

For the third consecutive year, the Company was included as a component in Bovespa’s Corporate Sustainability Stock Index (ISE) reserved for a select group of companies committed to socio-environmental responsibility. Perdigão was also the first company in the food industry to list on Bovespa’s New Market.

In addition to its Code of Ethics, the Company has a structured policy for equity trading and the disclosure of material facts, available to all employees and extensive to its stakeholders.

In 2007, Moody’s Investors Service awarded the Company a Ba1 Rating (global local currency corporate family rating) in recognition of its efforts in maintaining a high standard of corporate governance. The classification takes into account the competitive global positioning of Perdigão as one of Latin America’s largest food processors and emphasizes the Company’s drive to diversify its businesses, reduce risk and maintain a long-term sustainable plan in line with the principles of good governance.

After a far-reaching process of improving internal controls, Perdigão was certified as complying with the requirements of the Sarbanes-Oxley Act (sections 302 and 404), thus consolidating its high degree of transparency, ethics and commitment in the capital markets.

Investor Relations

Perdigão’s relationship with shareholders, investors and market analysts is based on transparency in the disclosure of information and respect for legal and ethical principles. Through its Investor Relations department, the Company offers a personalized service, supplying accurate and comprehensive information to its stakeholders and maintaining the principle of fairness.

For this purpose it makes a series of permanent channels of communication available to these strategic stakeholders: the IR site (www.perdigao.com.br/ir); meetings sponsored by leading capital markets’ class associations, quarterly conference calls, domestic and international roadshows and one-on-one meetings.

Recognition

In 2007, Perdigão received the award as Best Brazilian Company and Best Latin American Consumption and Retail Sector Company in Corporate Governance, according to the IR Global Ranking 2007, instituted by MZ Consulting in association with JP Morgan and Linklaters. This award involves a list of 145 companies from 33 countries.

The Company features among the Boston Consulting Group’s 100 World Companies of the 2008 BCG New Global Challengers.

In 2007, Perdigão adhered to the Abrasca Manual for Control and Disclosure of Material Information, being included among the first nine companies to use the Abrasca seal in its announcements.

Based on an investor perception study sponsored by IR Magazine Awards – Brazil 2007  and prepared by the FGV (Getúlio Vargas Foundation), Perdigão and its IR executives are classified among the Top 10 in the following categories – Grand Prix for the Best IR Program; Best Corporate Governance, Best Annual Report and Best IR Executive. The Company was also cited for its differentiated conference call scripts.

Management structure

In 2007, Perdigão’s management structure underwent a complete realignment in preparation for the Company’s incorporation of the new businesses and the new growth cycle. Management organized by areas was substituted for the Business Unit model. Each unit will be accountable to professionals with experience in each area, the majority of these professionals reshuffled from positions they already held in the Company itself.

In line with the strategic plan, a start was made on the Company succession program, with the appointment of the Chief Executive Officer as Chairman of the Board of Directors, accumulating the two positions until a new CEO is selected.

New members – independent and renowned professionals – were elected to the Board of Directors for the two-year period 2007-2009.

Board of Directors

Made up of seven members with a two-year term of office, Perdigão’s Board of Directors meets monthly to discuss and decide on strategic guidelines, capital expenditures’ plans, projects and budgets as well as assessing the Company’s performance and that of its officers.

Fiscal Council/Audit Committee

The Council is made up of three shareholder representatives, two members being independent and one of them a financial specialist. The Council performs the functions of an Audit Committee. It meets on a regular monthly basis and, when necessary, is able to take decisions jointly with the Board of Directors.

Board of Executive Officers

Perdigão’s Board of Executive Officers was restructured in 2007 to include a chief executive officer, two vice-presidents (chief operating officer and chief financial officer and investor relations director) and nine officers (Perdigão, Perdix, Batavo, Supply Chain, Business Development, Technology, Human Resources and Institutional Relations).

Committees

Constituted by members of the Board of Directors, the Board of Executive Officers and external professionals, Perdigão has five advisory committees: Audit Committee, Disclosure, Ethics and Governance, Strategy and Finance and Compensation and Executive Development besides the Advisory Council.

Management

Board of Executive Officers

NILDEMAR SECCHES _ Chief Executive Officer and Chairman of the Board of Directors of the Perdigão Companies. Chairman of the Board of Directors of Weg S.A. and a member of the boards of directors of Ultrapar Participações S.A. and Iochpe-Maxion. He was a director of the National Economic and Social Development Bank – BNDES, Corporate Director-general of the Iochpe-Maxion Group and President of the Brazilian Chicken Producers and Exporters Association (ABEF). A Mechanical Engineer with a postgraduate degree in Finances and a Ph.D. course in Economics.

WANG WEI CHANG _ Chief Financial Officer and Investor Relations Director. He is member of the Executive Board of Abrasca (Brazilian Association of Listed Companies), member of the Board of Directors of IBRI as well as a member of the college of voting directors of IBEF-SP (Brazilian Institute of Finance Directors). He was Director of the Controller’s Office of Banco Chase Manhattan N.A. in Brazil, as well as holding the position of Financial Director for the Chase Manhattan S.A. Bank N.A. in Santiago, Chile and Vice-president of Citibank N.A. in Brazil and in Hong Kong. An Electrical Engineer with a Master’s degree in Industrial Engineering.

PAULO ERNANI DE OLIVEIRA _ Chief Operating Officer. He was Supply Chain Director of Perdigão where he has worked since 1989. He was also a fiscal councilor to the Poultry Farming Association of the State of Santa Catarina. An Agricultural Engineer.

ANTÔNIO AUGUSTO DE TONI _ Director-general of the Perdix Business Unit. He was Export Director of the Perdigão Companies.  Foreign Trade Director of Chapecó Companhia Industrial de Alimentos, Executive Director of Chapecó Trading S.A. A Foreign Trade Administrator specialized in Marketing, International Administration and Corporate Finance, in addition to holding an MBA in Agribusiness.

GILBERTO ANTÔNIO ORSATO _ Human Resources Officer. He has worked for the Perdigão Companies since 1980, holding positions in various areas. He was a Unit Regional Director. A graduate in Business Administration with a postgraduate degree in Regional Economics and an MBA in Business Administration.

JOSÉ ANTÔNIO DO PRADO FAY _ Director-general for the Perdigão Business Unit. He was Products Division Director at Bunge – Santista Alimentos S.A., Commercial Director and Marketing Director at Electrolux do Brasil and Director-general of Batávia. A Mechanical Engineer with a postgraduate degree in Industrial Systems.

LUIZ ADALBERTO STABÍLE BENICIO _ Technology Officer. He has held various posts in the Company since 1986, including Animal Nutrition Manager. A graduate in Animal Sciences, with a Master’s degree and a Ph.D. in Animal Nutrition and an MBA in Business Administration.

NELSON VAS HACKLAUER _ Business Development Officer. He has held various posts in the Company since 1983, among them Finance and Investor Relations Director and Administrative and Commercial Director. A Business Administrator.

NILVO MITTANCK _ Supply Chain Officer. He has worked at Perdigão since 1985, holding the position of Mechanical Engineer and Senior Maintenance Engineer, Maintenance Manager, Engineering Assistant and

Manager of Industrial Engineering and Assistant Director. A Mechanical Engineer with an MBA in Administration and Executive Specialization.

RICARDO ROBERT ATHAYDE MENEZES _ Institutional Relations Officer. He was a reporter for Organizações Globo, Communication and Parliamentary Relations Director for Companhia Brasileira de Alimentos – Cobal, Marketing Superintendent for Banco Espírito Santo S.A. He has a Bachelor’s degree in Communication.

WLADEMIR PARAVISI _ Director-general of the Batavo Business Unit. He has been with Perdigão since 1978, where he has already held the positions of Regional Director and Supply Chain Director. An Accountant with an MBA in Business Administration and Agribusiness.

Area Executive Boards

National Sales Officer: Alcione Santin

Operations Officer – South: Joaquim Goulart Nunes

Operations Officer – Paraná: Flávio Carlos Kaiber

Operations Officer – Santa Catarina: Gentil Gaedke

Operations Officer – Goiás: Luis Alberto Machado de Britto

Regional Director – Europe: Duncan Potter

Regional Director – Eurasia: Maritza K. Souza

Regional Director – Asia: Marta Ikeda

Regional Director – Middle East and Africa: Luís Alfredo de Oliveira

Beef Cattle Director: Luis Ricardo Alves Luz

Dairy-Processed Products/Meats: Airton Petrini

Dairy Industrial Director: Raimar Kurzhals

Board of Directors

NILDEMAR SECCHES _ Chairman of the Board of Directors. (See résumé above).

FRANCISCO FERREIRA ALEXANDRE _ Vice-chairman of the Board of Directors. Director of Caixa de Previdência dos Funcionários do Banco do Brasil (Banco do Brasil pension fund) – PREVI – since 2003, he currently holds the position of Director. An Engineer and Lawyer with a postgraduate degree in Economics and Personnel Management and an MBA in Corporate Finance.

DÉCIO DA SILVA _ Member of the Board of Directors. He was Chief Executive Officer, Production Director, Regional Director and Sales Director of Empresas Weg S.A. A Mechanical Engineer and a Business Administrator with a postgraduate degree in Business Administration.

JAIME HUGO PATALANO _ Member of the Board of Directors. He is currently President of the Advisory Board of the Fundação de Assistência e Previdência Social (pension fund) of the National Economic and Social Development Bank – BNDES – FAPES. He held the position of Financial and Administration Director of the Brazilian Institute for Social and Economic Analysis – IBASE. An Economist and Accountant.

LUIS CARLOS FERNANDES AFONSO _ Member of the Board of Directors. He held the position as Chief Executive Officer of the Center for Public Policies’ Studies – CEPP – of the Faculdade de Campinas – FACAMP – and as a researcher at the Campinas Economics Foundation – FECAMP – of the Universidade de Campinas. He was Finance Secretary for the Municipalities of São Paulo, Campinas and Santo André. An Economist with a postgraduate degree in Environmental and Economic Development with a Master’s degree in Economics.

MANOEL CORDEIRO SILVA FILHO _ Member of the Board of Directors. With 32 years of experience at Companhia Vale do Rio Doce, he was Investment and Finance Director of Fundação Vale do Rio Doce de Seguridade Social – VALIA (pension fund in the last nine years). He was Coordinator of the National Investments Committee – ABRAPP. A Business Administrator with a postgraduate degree in Economic Engineering and an MBA in Finance.

MAURÍCIO NOVIS BOTELHO _ Member of the Board of Directors. Chairman of the Board of Directors of Empresa Brasileira de Aeronáutica – Embraer. He previously held the position of Chief Executive Officer of Embraer. He held posts at companies E. B. Engenharia, Cobrel, Tenenge, Cia Bozzano Simonsen and OTL – Odebrecht. A Mechanical Engineer, with a postgraduate degree in Finance and Business Administration.

Fiscal Council/Audit Committee

VANDERLEI MARTINS _ President of the Fiscal Council/Audit Committee. He is currently a consultant to various companies. An Accountant and Economist.

ATTÍLIO GUASPARI _ Member of the Fiscal Council, with the function of Financial Specialist in accordance with Audit Committee rules. He was a member of the Board of Directors of Brasil Ferrovias S.A. He was Finance Director of the BNDES Employees Association – AFBNDE – of Rio de Janeiro. An Engineer, with a Master’s degree in Administration Sciences.

IVAN MENDES DO CARMO _ Member of the Fiscal Council/Audit Committee. Currently, he is manager of the Asset Management Department of Fundação SISTEL de Seguridade Social (pension fund). He was responsible for the Accounts Mechanization Division and subsequently advisor to the Finance Secretariat of the government of the Federal District. An Economist with an MBA in Finance and a Master’s degree in Economics.

The first Brazilian food industry company to list on Bovespa’s New Market, Perdigão adopts a totally professionalized management characterized by dispersed shareholding control and by the equal rights offered to its shareholders.

Capital Markets

Financial trading volume was a record and totaled an average of US$18.6 million/day of shares negotiated on the Bovespa and the New York Stock Exchange (NYSE), a growth of 120.8%. This can be considered an exceptional result bearing in mind that in 2006 financial trading volume reported significant growth following the announcement of the introduction of excellent corporate governance practices and despite the industry’s adversities of the time. Boosted by acquisitions and investments and by operating performance, the fourth quarter reported above average performance with a daily financial turnover of US$30.3 million – a growth of 175.6%.

Since 1994, when the Company’s shareholding control was acquired by a pool of pension funds and management passed into the hands of market professionals, market capitalization has multiplied more than 32 times, standing at R$8.2 billion on December 31 2007, equivalent to an average annual return of 30.9%.

Perdigão’s shares and ADRs performed above the leading Bovespa and NYSE stock indices, the shares – PRGA3, recording an appreciation of 47.6% on the Bovespa during the year and 10.7% in the final quarter. The ADRs – PDA, traded on the NYSE, recorded a 78.6% gain during the year, and a 12.1% appreciation in the final quarter.

Annual trading volume in shares rose 26.2% and in ADRs, by 50.3%. The Company continued to be the domestic food industry leader with 41.8% of the sector’s transactions on the Bovespa during the year and 40.4% of total ADRs trading on the NYSE. This performance was instrumental in Perdigão reporting the best liquidity among the sector’s component companies trading in the capital markets.

Funding

At the end of 2007, Perdigão concluded a further primary offering of shares for funding the expansion, which took place during the course of the year. The proceeds were allocated in the first instance to the settlement of the Eleva Alimentos S/A acquisition.

Funding – Primary Offering – At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20 million new shares at a price of R$45.00 per share. Ratification of the offering and the paying in of funds worth R$900 million took place on December 18 2007. Priority was given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition. In the light of demand for the offering, on January 14 2008, Credit Suisse (Brasil) S.A. partially exercised the greenshoe option with the issue of a further 744,200 shares at the same price and amounting to R$33.5 million. As a result, the Company’s capital stock increased to R$2.5 billion representing 186,701,352 common book entry shares.

Incorporation of Shares – On February 21 2008, the Board of Directors approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A. based on an exchange ratio of 1.74308855 Eleva shares for 1 Perdigão share, and representing 20 million issued shares. With this the Company’s capital stock was further increased to R$3.4 billion, equivalent to 206,958,103 common book entry shares.

Remuneration of Shareholders – On August 31, 2007, the Company paid out R$37.5 million in interest on shareholders’ equity, equivalent to the gross value of R$0.22654960 per share, according to the resolution of the Board of Directors at its meeting held on June 18 2007. On December 18 2007, the Board approved a further R$62.7 million of interest on shareholders’ equity, equivalent to the gross value of R$0.33795681 per share to be paid out as from February 29 2008. Total shareholder remuneration for the fiscal year was therefore R$100.2 million, corresponding to 31.2% of the net income in the period.

Risk Management

One of the key elements of Perdigão’s strategic plan is to dilute the risks of the business – a strategy which is apparent in initiatives on various fronts. The Company’s risk management policy seeks to simultaneously protect shareholders, consumers, suppliers, employees and the environment.

Operational Risks

• Sanitary Controls

Perdigão reviews, updates and invests on a permanent basis in improving the efficiency with which it controls operations, seeking to minimize and where possible, eliminate animal health risks. This policy covers decisions which range from the underlying concepts used in the construction of industrial plants to the sites chosen for the Company’s investments.

The slaughtering units are strategically located in different regions of Brazil, an essential factor in reducing the risks arising from export restrictions in the event of trade bans on products from any given region of the country.

The success of this policy can be gauged from the fact that Perdigão has been the first Brazilian company to be approved by the European Food Safety Inspection System for the sale of processed poultry products to the European market.

• Grain price volatility

Perdigão is conscious of the impact that grain prices represent for a large part of its production process. For this reason it adopts practices for managing these commodities to ensure full and uninterrupted supplies.

One of the measures adopted is to install industrial units in agricultural frontier regions where there is a better cost-benefit relationship. In addition to this, the Company pursues a policy of buffer stocks to protect itself against unexpected price spikes.

Market dynamics are also monitored on a daily basis and at critical moments, indicative of price volatility, the Company resorts to hedging mechanisms.

• Food safety

The Company’s focus is constantly on the quality and safety of all its operations for meeting customer specifications, preventing contamination and minimizing risks arising from animal epidemics.

Product safety is ensured through a traceability system which can identify producers, breeding stock, the animal feed involved, medications which have been administered, finished product quality testing as well as storage and distribution records.

All this data is accessed with an immediacy and accuracy which allows corrective action to be taken on a timely basis in case of need. Such might be the isolating of a particular agricultural holding in the event of suspicions as to animal health or taking preventive measures at any stage along the production cycle.

• Environmental protection

All Perdigão’s industrial units comply with and, indeed surpass, the regulations for protecting and preserving the environment, enshrined in the Brazilian and international legislation and duly ratified in corporate environmental policy.

Although it adheres to the parameters for monitoring the disposal of solid waste, treatment of liquid effluent and gas emissions, the Company maintains technical teams trained to act in the event of an emergency.

From a global stand point,  Perdigão is complying with international targets for reducing gas emissions prejudicial to the environment by 2012 as called for under the Kyoto Protocol.

• Insured operations

Perdigão’s industrial assets are insured against material damage and loss of profits. Similar protection covers warehousing and transportation of the products as well as civil liability involving operations.

Financial Risks

• Risk analysis

The Company continuously monitors market tendencies and scenarios in readiness to adjust production to commercial demand in a rapid and decisive manner if the situation so requires. Employing the same methodology Perdigão plansits production processes in accordance with national and international forecasts.

• Investments

The creation of value for shareholders and investors is a basic company tenet based upon detailed analysis of the expected return from its projects. For this purpose, Perdigão uses the EVA (Economic Value Added) concept – on which, in turn, the MVP (More Value Perdigão) is based –, the Company only proceeding with projects which assure effective generation of value on invested capital.

• Financial

The monitoring of currency positions and interest is undertaken with the help of SAP’s Corporate Finance Management (CFM) software. This tool monitors the financial markets on a daily basis and serves as a benchmark for decision-making, assisting the Executive Board and the advisory committees to operate within established limits to minimize risk.

• Currency

Perdigão adopts a conservative posture in controlling currency risk. The Company enjoys the natural hedge provided by export revenues proportional to its financial liabilities in foreign currency. The use of hedging mechanisms is envisaged in the light of currency oscillations. However, future revenue flows from exports are not taken into account for the purposes of hedging.

• Credit Controls

Perdigão operates an advanced on-line credit control system that monitors the flow of information in real time. The Company’s sales offices have their own discretionary limits, the value of which is an integral part of a central credit committee system.

Sustainability

In addition to the commitment to customer satisfaction, Perdigão also endeavors to cooperate in the drive for socio-environmental sustainability, helping to build a more just society as well as improving relations with the different stakeholders.

Since its foundation, Perdigão has endeavored to establish a responsible posture in its relations with employees and society as well as in matters concerning the environment. As its activities have increased and its business expanded, the Company has spared no effort to improve its sustainable production mechanisms. Similarly, it has sought to ensure the adherence of newly hired employees, suppliers and partners to the principles of sustainability.

Perdigão strives to align its businesses to best world practice in the responsible management of its human, environmental and social resources based on ethics, respect and transparency. This principle is apparent in its actions for promoting quality of life and creating opportunities for the continued professional development of its employees. It is also to be seen in the strict compliance with the regulations for preserving the environment and developing sustainable projects, which surpass the legislative requirements; in the building of a bond of cooperation with the communities in the regions where it operates. Likewise, the principle is similarly observed in the respect for human diversity in all its forms with the adoption of an ethical posture and the prioritizing of equality of treatment for all the Company’s stakeholders (both in-house and external).

In all its initiatives, Perdigão seeks to meet the current needs of the business, of people and the planet, but taking care to preserve the possibility of satisfying these same needs for generations to come.

Economic-Financial Sustainability

In conjunction with the challenges of expansion and the integration of the new businesses, 2007 was a year in which the Company concentrated on aligning the new activities with its socio-environmental policy. In all, a total of R$128.7 million was invested in fringe benefits, training and upgrading of personal skills, R$22.4 million in projects for environmental improvements and a further R$0.8 million in social actions concentrated on the internal constituent public as well as neighboring communities.

With its sights permanently on the future, Perdigão has achieved some significant results over the past 13 years, growing at annual rates of more than 14% and considerably increasing its market share – and all this allied to a marked increase in the liquidity and return on its shares. In spite of the crises and turbulence both in the domestic and external markets during this period, the Company has not wavered from its strategy, maintaining a sustainable average annual growth of 14% in volume.

Personnel Management

Perdigão is conscious that its rate of expansion implies a growing demand for skilled personnel strategically wedded to the Company’s values. It is with this in mind that continuous investments are made in expanding and improving the qualifications of the work force.

The Company terminated the year with a payroll of 44.7 thousand, 14.6% more than in 2006, and a gain of 5.7 thousand new jobs. Of the total workforce, 88% is employed in the industrial area and 12% in administrative and commercial functions. In 2008, the Company’s total payroll is expected to reach 55 thousand, following the consolidation of the Eleva Alimentos acquisition.

In 2007, Perdigão expanded and improved its training initiatives, encompassing all levels of the corporate hierarchy. This process is designed to further the career development of each one of the Company’s employees in the light of the needs of each function and the specifics of each business unit in which the employee works, maintaining all aligned to strategic targets.

A total of 37 hours per employee was dedicated to training during the year – reflected in positive results both in relation to sales as well as productivity. Sales/year/employee amounted to R$148.2 thousand, an 11.1% improvement over 2006. Productivity per employee was 41.4 tons/year, 4.3% more than in the preceding year.

Executive training

The Perdigão Academy organizes the corporate education concepts based on a career development process. The Academy was one of the highlights of 2007, a year in which its processes were consolidated and during which 195 thousand opportunities for training and career development were offered to Company employees. Initiatives for ensuring availability of manpower to occupy future positions as well as developing and installing high performance teams and increasing the sustainability of Perdigão’s growth were also underscored. The Perdigão Academy works along two main fronts to achieve these objectives: the Managerial Development Program (PDG) and the Perdigão Development Line (LDP).

The PDG encompasses in-house programs for the training of Company executives in partnership with the Dom Cabral Foundation and Amana Key Desenvolvimento. The Leadership Development Program (PDL) is one such program, in 2007, completed by 15 professionals following 240 hours of training divided into six dimensions in quarterly meetings. The emphasis of the program is on key competences for meeting corporate strategic targets. In 2008, a further group of 15 leaders will take part in the same program.

Conversely, the LDP is made up of career development programs for all levels of the organization from leaders to employees at the operating level. The program works on the basis of three pillars: “Leadership”, which increases and improves the skills of the Perdigão leader; “Technical/Operational”, designed to develop the basic competences at Perdigão; and “Institutional” contributing to the sustainable growth of the communities by improving stakeholder relations.

JPL (the Perdigão Way of Leading) saw another year of expansion, focusing on the requirements of supervisors, technicians and coordinators, 153 new meetings being held at the Videira (SC), Capinzal (SC), Itajaí (SC), Marau (RS) and Carambeí (PR) units with the participation of 1,125 employeesBased on the concept of leadership, for example, JPL is designed for professionals in a leadership role at various levels. It prepares managers for establishing a relationship of confidence and respect between administrative employees and those on the production lines. This ensures understanding and commitment to the Company’s strategic targets, having a positive impact on the level of satisfaction and performance of all.

For the third consecutive year, Perdigão was included in Bovespa’s Corporate Sustainability Stock Index (ISE) reserved for a select group of companies committed to socio-environmental responsibility.

trainee Program

In 2007, Perdigão resumed and restructured its Interns Program, denominated “You in the Future of Perdigão” – a reflection of the need to fill strategic positions required by Company growth over the medium to long-term. The internal and external selection aroused the interest of 6 thousand candidates to fill 15 places.

The selected candidates will be distributed among the Company’s business units as from 2008. Through a wide range of courses, visits and practical projects, the interns will have the chance of sharing experiences, developing competences and obtaining a strategic vision of the food segment in addition to assimilating Perdigão’s culture, principles and values. This will prepare them for oxygenating the corporate structure in readiness to become future leaders of the Company.

Technical training

During the year, the Company proceeded apace with its course for improving the technical skills of machine and equipment operators, thus ensuring that the specific requirements of small groups are not ignored. Some 390 employees were trained during 2007. In addition, a further 49 engineers and occupational health doctors took part in a refresher course in the best practices of occupational safety.

This personnel will act as company-wide multipliers of the corporate Health, Safety and Environment standards, (SSMA).

Promotion policy

Perdigão cultivates a policy of promotions and a career development plan, prioritizing in-house manpower to fill job vacancies. In 2007, existing employees filled 80% of all leadership posts for managers, coordinators and supervisors. A total of 3,440 professionals were promoted in 2007.

Perdigão implements initiatives for meeting the needs of the business, of people and the environment, with the focus on sustainability and preservation of future generations.

Social Initiatives

Perdigão pursues a business model that fosters the distribution of income and promotes the development of the regions in which the Company is installed. As such, its role in society is tangibly reflected in the number of jobs which have been created. Perdigão has thousands of direct employees at units installed in  municipalities throughout the South, Southeast and Midwest of Brazil. In each one of these communities, Perdigão operates as the principal catalyst for development by attracting investment and stimulating the local economy.

However, the impact of Company-developed and supported actions is much greater given the inclusion of integrated out-growers, employee family members, suppliers, and inhabitants of the local communities in these benefits, besides the actions that affect these various stakeholders at one and the same time.

Each year, Perdigão expands and renews its contribution to the implementation of the United Nations Eight Millennium Development Goals, a pact which unites governments and companies in the objective of fostering the global development of countries by 2015.

Promoting health

Perdigão believes that the roots of its social responsibility lie in the promotion of the overall health of its employees considering physical, mental and emotional aspects. On the basis of this principle, the Company organized the first “Perdigão 5 km Run and Walk” in 2007. The purpose here is to propagate the perception among employees and communities of the importance of including physical exercises in day-to-day activities as a way of improving health and quality of life.

This event was held in the cities of Videira (SC), Rio Verde (GO) and Marau (RS), with 3,321 thousand participants among professionals and amateur athletes as well as participants from the community of each one of the regions.

The New Being Program

Women make up 37.8% of Perdigão’s labor force. The Company began the New Being Program in 2004 to cater for one of this segment’s most important requirements. The objective is to promote a stress-free and healthy pregnancy for female employees at all the industrial units. In 2007, 1,293 women were attended under the program which consists of monthly meetings with specialists who provide guidance to expectant mothers, above all with respect to encouraging natural birth and breastfeeding.

Encouraging volunteer work

Yet another aspect of the Company’s policy of social responsibility is to arouse awareness and encourage employees to act as catalysts for transforming the social reality in which they live. In this context, Perdigão supports and fosters its employees’ engagement in initiatives, which contribute to improvements in the quality of life in neighboring communities.

The philosophy of fostering solidarity is manifested specifically in campaigns for collecting donations of foodstuffs, winter clothing and toys. Other community solidarity campaigns include blood donations and meeting the needs of children, seniors and people with special needs. They also involve supporting the physical and pedagogic structures at daycare centers, retirement homes and hospitals.

A notable example of the scope of these outreach projects is Perdigão Social Action implemented in 2007. In all, more than 50 thousand people were attended, covering medical and dental examinations, vaccinations, the issue of documents, as well as free access to beauty treatment, and cultural and recreational programs. This event was held at the Catanduvas (SC), Itajaí (SC), Itapuca (RS), Rio Verde (GO), Salto Veloso (SC), Carambeí (PR) and Nova Mutum (MT) units in conjunction with local entities.

Social Inclusion

In 2007, Perdigão unveiled its educational training program for people with special needs at the Videira (SC) corporate office, part of the Company’s objective in fostering the social inclusion of this segment of the population. In partnership with Sesi (Social Service for Industry), the Company has begun to provide primary and high school courses, classes in libras (Brazilian sign language) and training in the use of the computer for those with physical, hearing and visual impairments. The classes are conducted in classrooms on site at Perdigão’s installations. The program envisages the possibility of hiring those students who have concluded their internships, qualifying them for entering the labor market.

Promotion of the development of suppliers and partners

Perdigão has as a principle, the sharing of knowledge of management, technological  know-how and environmental policies with its suppliers and partners for promoting the sustainable development of the business, at the same time, contributing to the improvement in the individual and collective development of society as a whole.

Semear Project

To offer training in the management of agribusinesses to young people of the families of Perdigão’s integrated out-growers: it was this that motivated the founding of the Eggon João da Silva Agribusiness School which runs the Semear Project. This is a pioneering initiative in the state of Santa Catarina using professionalizing teaching methods.

The graduation of the first group of 33 students as agribusiness technicians took place in 2007. In addition to a program of disciplines focused on the professional management of small and medium-sized rural properties, this two-year course includes methods and techniques of sustainable environmental stewardship, encouraging students to adopt procedures for protecting and conserving the environment.

The Project is aimed at young people aged between 15 and 22, also serving as an incentive for retaining up and coming generations in the countryside and ensuring the continuity of rural production in the years ahead. Perdigão is responsible for maintaining and financing the Project in partnership with the state government of Santa Catarina, which provides the necessary pedagogic support.

Cultural Inclusion

The Company supports and encourages its own employees to pursue cultural activities. Examples of this are the resources it allocates to employee choral and theater groups which receive classes in singing and acting at the Capinzal (SC) and Herval D’Oeste (SC) plants.

Another corporate initiative is the Vip Space – Important Perdigão Visitor project, a cultural space for preserving the Company’s historical heritage and sponsoring regional arts. Since being implemented in 2002, the project – which is specific to the community in the Videira (SC) region – has already held 165 events and received more than 57 thousand visitors.

Catalyst for Development

Frequently, Perdigão is the principal source of income for the local population in regions where it maintains its operations. For this reason, the Company also acts in partnership with government entities, taking on a lead role in providing the community with basic needs. One such initiative is Prohab – The Perdigão Housing Program that helps employees in the states of Santa Catarina, Paraná, Rio Grande do Sul, São Paulo, Goiás and Mato Grosso to buy their own homes. In 2007, more than R$13 million was invested in the scheme with 1,518 new homes expected to be delivered by the end of 2008.

Child and adolescent protection

Perdigão makes periodic donations to the Infancy and Adolescence Fund (FIA). In 2007, donations amounted to R$120 thousand. Other preventive measures for protecting this specific age group are campaigns for the eradication of child labor through the cancellation of accreditation and the denunciation of suppliers should there be the slightest suspicion of involvement of child labor, and the program for raising the awareness against child prostitution, the latter in conjunction with the Company’s outsourced transportation operators.

Youth and Adult Education Programs

Perdigão is committed to the United Nations Organization’s target of basic universal education and has been running a Youth and Adult Training Program since 1996. This offers primary and high school education to employees and inhabitants of communities adjacent to the industrial plants. In 2007, 376 students concluded the primary education course and a further 289, the high school course.

SSMA Developments

The Health, Safety and Environment (SSMA) program is based on the principles of protecting the human being, the preservation of his property and continuity in the processes and preservation of the environment. The SSMA program is designed to disseminate a new methodology focused on the culture of prudent behavior among employees. This posture is underscored through communication and awareness campaigns, training and the activities of supervisors dedicated to detecting high-risk behavior in all areas of the Company, particularly the operating areas.

With the support of senior management, implementation continued in 2007 at the South Operations’ units. Over the next three years, this methodology will be extended throughout the entire Company. This will begin at the industrial units and then to the Distribution, Commercial and Administrative areas, thus closing the circle in benefit of the physical integrity of all employees and partners.

Social Projects  2007*

PROJECT	INCEPTION	DESCRIPTION – OBJECTIVES	BENEFICIARIES	SCOPE

ATENDE PROGRAM	1999

WITH THE SUPPORT OF THE BNDES, PERDIGÃO DELIVERED NINE MEDICAL ATTENDANCE UNITS TO THE MUNICIPAL GOVERNMENT. THESE UNITS ARE MANNED BY SPECIALIST PHYSICIANS WHO WORK THE ENTIRE ATTENDANCE NETWORK ON A ROTATIONAL BASIS. THE COMPANY DONATED TWO AMBULANCES TO THE MUNICIPAL HEALTH SECRETARIAT TO FACILITATE EMERGENCY ATTENDANCE, IN ADDITION TO DENTAL CLINICS FOR NINE UNITS. THE PROGRAM ALSO INCLUDES POLICE POSTS FOR ENSURING PUBLIC SAFETY

			100 PATIENTS/DAY	MUNICIPALITY OF RIO VERDE (GO)
FOOD DONATION	2000	TO PROVIDE SUPPORT IN IMPROVING NUTRITION OF PERSONS IN THE CARE OF PHILANTHROPIC INSTITUTIONS	23 INSTITUTIONS	SOUTHERN REGION
CHRISTMAS FOR THE HAPPY CHILD	2001	LEISURE AFTERNOON WITH THE DISTRIBUTION OF SNACKS AND CANDY	1,800 CHILDREN	REGIONAL
5 S’S PROGRAM IN SCHOOLS	2001	TO DISSEMINATE THE 5S`S PHILOSOPHY IN PUBLIC SCHOOLS FOR IMPROVING THE EDUCATIONAL ENVIRONMENT AND SOCIAL RELATIONS OF THE CHILDREN	5,200 STUDENTS	SOUTHERN REGIONS
CITIZEN OF THE FUTURE PROGRAM	2002	TO ENCOURAGE THE HABIT OF READING NEWSPAPERS AMONG PUBLIC SCHOOL CHILDREN	690 STUDENTS	CARAMBEÍ (PR)
CAMPAIGN FOR ENCOURAGING VOLUNTEER WORK	2004	TO STIMULATE THE IDEA OF VOLUNTEER WORK INTERNALLY, PROVIDING AMPLE AND ORGANIZED SCOPE FOR THE DONATION OF TOYS, FOODSTUFFS AND CLEANING MATERIAL COLLECTED AND DISTRIBUTED BY THE EMPLOYEES THEMSELVES	30 INSTITUTIONS	REGIONAL
ADOCI – GENTE MIÚDA DAYCARE	2004	SPONSORING OF A DAYCARE CENTER THROUGH THE DONATION OF ONE MINIMUM WAGE PER MONTH	2,170 CHILDREN AT THE PRE-SCHOOL PHASE OF EDUCATION	REGIONAL
WINTER CLOTHING COLLECTION CAMPAIGN	2004	SUPPORT FOR THE CAMPAIGN FOR COLLECTION OF APPAREL AND SHOES	250 FAMILIES	REGIONAL
RETIREES DAY	2004	PAYS TRIBUTE TO RETIRED EMPLOYEES	1,026 EX- EMPLOYEES	REGIONAL
CITIZEN EMPLOYEE PROGRAM	2005	ENCOURAGES AND PROVIDES CONDITIONS FOR THE PARTICIPATION OF EMPLOYEES IN CAMPAIGNS FOR BONE MARROW DONATIONS	2,498 DONATIONS	REGIONAL
INCLUSION OF PEOPLE WITH SPECIAL NEEDS IN PHYSICAL FITNESS ACTIVITIES	2005	PERDIGÃO CEDES THE INSTALLATIONS AT THE COMPANY’S PHYSICAL FITNESS CENTER FOR USE BY APAE STUDENTS	32 PEOPLE	VIDEIRA (SC), MARAU (RS)
CAMPAIGN FOR THE PREVENTION OF AIDS AND STD	2007	DISTRIBUTION OF CONDOMS AND LEAFLETS CONTAINING INFORMATION ON PREVENTIVE MEASURES AND THE HOLDING OF A LECTURE AND THEATRICAL PLAY ON THE SUBJECT	42,293 EMPLOYEES	REGIONAL

* Information on other actions sponsored by the Company during the year.

Environmental Management

More than taking an environmentally correct posture and adhering to the letter of the environmental laws both domestically and internationally, Perdigão also adopts measures to minimize the impact of its operations on the environment and the communities surrounding its plants.

This proactive stance is represented by a combination of related actions which are disseminated among the Company’s internal constituencies and extended to the external stakeholders as well. The process enhances the results of each initiative through the adherence of a larger number of people to the Company’s principles.

In all the projects which it implements, Perdigão seeks a balance between the interests of the business and the needs for preserving environmental resources, particularly  those which are non-renewable.

In 2007, Perdigão adopted the procedure of environmental audits at all its acquisitions to ensure that the expansion of business complies with environmental management standards. This was successfully used during the feasibility study for acquiring Eleva Alimentos S/A. It provided the necessary comfort levels for the transition processes and integration of management to take place in atmosphere of tranquility and respect for corporate standards of environmental procedures.

Perdigão Sustainability Institute

One of the causes the Company continued to support in 2007 was the meeting of Kyoto Protocol targets, signed in 1997 by various countries with the purpose of a 5% reduction in the emission of greenhouse gases by 2012. Established in 2006 with this purpose, the Perdigão Sustainability Institute has assisted the integrated hog farmers in reducing the impact of their activities on the environmental quality of the planet by reducing gases which provoke global warming.

During the year, the Company gave financial and technological assistance to its 31 largest integrated out-growers (responsible for rearing hogs necessary to satisfy 80% of the Company’s pork requirements) for installing biodigestors on their farms. This equipment burns off methane gas generated by animal manure and transforms it into an alternative source of energy.

The adoption of the Clean Development Mechanism – as it is known under the Kyoto Protocol – will also be a source of revenue for the Company and for the integrated out-growers since the reduction in the emission of gases can be converted into carbon credits. In 2007, the consultants, PricewaterhouseCoopers undertook all the bureaucratic procedures for registering the program with the United Nations Organization. The project is expected to be ratified and audited before the end of 2008.

Another initiative, which is the responsibility of the Perdigão Sustainability Institute, is the Reforestation Program established on a partnership basis with landowners. The basis of the project is the shared reforestation of unproductive land. This also contributes to an improvement in the atmosphere and the planet’s climatic equilibrium. Eventual results obtained from reforestation can also be exchanged for carbon credits.

Management of environmental indicators

In 2007, Perdigão incorporated all waste control and management, environmental licensing, performance of water and effluent treatment plants and all other environmental data into the SAP system. As a result, in addition to the greater transparency of the environmental indicators, the Company will be able to respond more promptly in taking decisions, be they of a preventive or corrective nature.

Environmental Policy

Further progress was also made during the year in approving the corporate norms for environmental management. These set the standards and framework which will guide all the units in complying with the parameters of the Perdigão Environmental Policy and will provide the basis of what will become the Perdigão Environmental Management Manual. This initiative will also be instrumental in contributing to the acceleration of ISO 14001 certification at all the Company’s units.

Conservation of non-renewable resources

Perdigão’s work on improving performance ratios measuring the conservation of non-renewable resources produced some significant results during the year. The principal one was the increase of 29% in the volume of water reused at all the units.

In 2007, R$5.3 million was also invested in treatment plants. In 2008, a further R$2 million is to be invested in the construction of water treatment plants at the Capinzal unit. In addition, the Perdigão Energy Conservation Program also reported good results in 2007.

Environmental education

Besides the actions implemented on behalf of the Company’s internal constituencies, Perdigão invests permanently in raising the awareness of the communities which surround the plants as to the adoption of measures for environmental protection. Highlights in 2007 were:

• commemoration of World Water Day, mobilizing 803 children from public schools in the Carambeí (PR) region.

• holding of the “Faces of Recycling”, exhibition by the photographer, Paulo Fridman in Videira (SC).

• recycling workshop in partnership with Tetrapack in Carambeí (PR) and Videira (SC).

• Pingo D’Água Program, an initiative for raising the awareness of public school network students on the rational use of water in the municipalities of Carambeí (PR) and Piraí (PR).

• Clean City Action – The Environment Thanks You, for encouraging the correct disposal of trash in the regions adjacent to the Capinzal plant.

• clean-up of the Veloso River, an initiative for raising the awareness for preserving the river banks and keeping them clean in Salto Veloso (SC).

• sustainable stewardship of the Ribeirão Alegre River Basin, disseminating the need for, and encouraging, the preservation of the native biodiversity of the region.

In investing in the fulfillment of its mission statement – of participating in the lives of people, offering tasty food of a high quality and at accessible prices, anywhere in the world – the Company underscores its vision that there is Perdigão in  your future.

Leading Social Indicators

1) CALCULATION BASIS

	2007	2006	% CH.
NET REVENUES (NR)	6,633.4	5,209.8	27%
OPERATING RESULT (OR)	503.9	191.4	163%
GROSS PAYROLL (GP) (1)	1,121.8	922.1	22%

2) INTERNAL SOCIAL INDICATORS

	VALUE	% OF GP	% OF NR	VALUE	% OF GP	% OF NR	% CH.
NUTRITION	47.7	4.3%	0.7%	40.0	4.3%	0.6%	19%
HEALTH	21.9	2.0%	0.3%	20.0	2.2%	0.4%	10%
EDUCATION AND PROFESSIONAL DEVELOPMENT	17.7	1.5%	0.2%	11.2	1.2%	0.2%	58%
TRANSPORTATION	25.2	2.2%	0.4%	21.2	2.3%	0.4%	19%
MANDATORY SOCIAL CONTRIBUTIONS	193.6	17.3%	2.9%	189.3	20.5%	3.6%	3%
PRIVATE PENSION PLAN	6.5	0.6%	0.1%	4.7	0.5%	0.1%	41%
PROFIT SHARING	34.3	3.1%	0.5%	12.1	1.3%	0.2%	183%
OTHERS	11.1	1.0%	0.2%	10.0	1.1%	0.2%	11%
TOTAL – INTERNAL SOCIAL INDICATORS	358.0	31.9%	5.4%	308.5	33.5%	5.9%	16%

3) EXTERNAL SOCIAL INDICATORS

	VALUE	% OF NR	VALUE	% OF NR	% CH.
TOTAL CONTRIBUTIONS TO SOCIETY	0.8	0.0%	0.8	0.0%	0%
TAXES (EXCLUDING SOCIAL CONTRIBUTIONS)	866.5	13.1%	614.5	11.8%	41%
TOTAL – EXTERNAL SOCIAL INDICATORS	867.3	13.1%	615.3	11.8%	41%

4) ENVIRONMENTAL INDICATORS

	VALUE	% OF NR	VALUE	% OF NR	CH.
TOTAL INVESTMENTS IN THE ENVIRONMENT	22.4	0.3%	24.7	0.5%	(9)%

5) WORKFORCE INDICATORS

NO. OF EMPLOYEES AT THE END OF THE PERIOD	44,752	39,048	15%
NO. OF JOBS CREATED	5,704	3,492	63%
NO. OF OUTSOURCED JOBS EXCLUDING DRIVERS	4,555	4,779	(5)%
NO. OF OUTSOURCED CARRIERS	494	556	(11)%
NO. OF INTERNS	294	301	(2)%
NO. OF EMPLOYEES OVER 45 YEARS OLD	2,425	1,997	21%
NO. OF WOMEN WORKING IN THE COMPANY	16,905	14,842	14%
% SUPERVISORY POSITIONS HELD BY WOMEN	9.5%	9.6%	—
NO. OF AFRO-BRAZILIANS WORKING IN THE COMPANY	8,895	7,595	17%
NO. OF DISABLED OR WITH SPECIAL NEEDS (2)	378	689	(45)%

6) MATERIAL INFORMATION ON CORPORATE
CITIZENSHIP PRACTICES

COMPANY’S SOCIAL AND ENVIRONMENTAL PROJECTS WERE DECIDED BY:	( ) TOP MANAGEMENT	(X) TOP AND MID-MANAGEMENT	( ) ALL EMPLOYEES

HEALTH AND SAFETY STANDARDS IN THE WORKPLACE WERE DECIDED BY:	(X) TOP AND MID- MANAGEMENT	( ) ALL EMPLOYEES	(X) ALL EMPLOYEES + CIPA

WITH RESPECT TO FREEDOM OF THE LABOR UNIONS, THE RIGHT TO COLLECTIVE BARGAINING AND INTERNAL REPRESENTATION OF THE WORKERS, THE COMPANY:	( ) DOES NOT BECOME INVOLVED	( ) ADHERES TO ILO NORMS	(X) ENCOURAGES IT AND ADHERES TO ILO NORMS

PRIVATE PENSION PLAN COVERS:	( ) TOP MANAGEMENT	(X) TOP AND MID-MANAGEMENT	(X) ALL EMPLOYEES

PROFIT/RESULTS SHARING PROGRAM COVERS:	( ) TOP MANAGEMENT	(X) TOP AND MID-MANAGEMENT	(X) ALL EMPLOYEES

IN THE SELECTION OF SUPPLIERS, THE SAME ETHICAL, AND SOCIAL AND ENVIRONMENTAL RESPONSIBILITY STANDARDS ADOPTED BY THE COMPANY:	( ) ARE NOT TAKEN INTO CONSIDERATION	( ) ARE SUGGESTED	(X) ARE REQUIRED

WITH RESPECT TO VOLUNTEER WORK BY EMPLOYEES, THE COMPANY:	( ) DOES NOT BECOME INVOLVED	( ) SUPPORTS IT	(X) SPONSERS AND ENCOURAGES IT

7) OTHER INFORMATION

	RATIO	2007	2006	% CH.

INDICATORS EMPLOYEE RETENTION RATIO	%	75.69	60.9	24.3%
ACCIDENT/EMPLOYEE RATIO	RATIO	0.017	0.016	6.3%
ACCIDENT PREVENTION TRAINING	HOURS	190,234	116,363	63.5%
TOTAL NUMBER OF HOMES DELIVERED (PROHAB)	UNITS	674	608	10.9%
NUMBER OF PARTICIPATING EMPLOYEES IN THE EDUCATION PROGRAM	PERSONS	1,859	3,481	(46.6)%

(1)  Including Social Contributions

(2)  Updating of the legal criterion for classification

Corporate Information

Perdigão Companies

Head Office Address

Av. Escola Politécnica, 760

05350-901 São Paulo-SP – Brasil

Tel.: (5511) 3718-5300

Fax: (5511) 3718-8070

www.perdigao.com.br

Investor Relations

Wang Wei Chang – Director

Edina Biava – Manager

Av. Escola Politécnica, 760

05350-901 São Paulo-SP – Brasil

Tel.: (5511) 3718-5301/5306/5465

Fax: (5511) 3718-5297

E-mail: acoes@perdigao.com.br

www.perdigao.com.br/ir

Depositary Banks

In Brazil

Banco Itaú S/A

Av. Engenheiro Armando de Arruda Pereira, 707 – 9º andar

04344-902 São Paulo-SP – Brasil

Tel.: (5511) 5029-1908

Fax: (5511) 5029-1917

In the United States

The Bank of New York

Investor Services

P.O. Box 11258

Church Street Station

New York NY 10286-1258 USA

Tel.: (00XX) 1-888-269-2377

E-mail: shareowners@bankofny.com

www.bankofny.com

Stock Exchange Ticker Symbols

São Paulo Stock Exchange – Bovespa

PRGA3 – common shares – New Market (Novo Mercado)

New York Stock Exchange – NYSE

PDA – Level III ADRS

Newspapers for Official Publications

Diário Oficial do Estado de São Paulo

Valor Econômico

INDEPENDENT ACCOUNTANTS

KPMG

All forward looking statements in this report with respect to the Company’s business, projections and results and to the Company’s potential growth are mere forecasts and were based on management’s outlook with respect to the future of the Company. This outlook is highly conditional upon changes in the market, overall economic performance of Brazil and of the sector and the international markets, such an outlook being subject to change.

CREDITS

Edited by:

Financial, Management and Investor Relations VPO, Institutional Relations, Marketing, Export and Human Resources Departments.

Coordination, Edition and Design

MediaGroup

Editorial Content

Silvia Martinelli

Simone Paulino

Photograph

Acervo Perdigão

Translation

Paul Steele

We wish to thank the colaboration and the commitment of all those who participate in the process of production of this report, especially the Company Marketing Agencies, Young & Rubicam and Dez Propaganda.